Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references to “we,” “us,” “our” and the “Company” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries subsequent to the Business Combination between IGI and Tiberius Acquisition Corporation, and references to “IGI” refer to International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center.

This “Management’s Discussion and Analysis” should be read in conjunction with the audited and unaudited consolidated financial statements of the Company and IGI. The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Introduction

We are a provider of specialty insurance and reinsurance solutions in over 200 countries and territories with an A- / Stable outlook financial strength rating by S&P Global Ratings and an A “Excellent” / Stable outlook financial strength rating by AM Best. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty (non-U.S.), financial institutions, marine liability and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, our wholly owned subsidiary, IGI, has prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns.

Our primary objective is to underwrite specialty products that maximize return on equity subject to prudent risk constraints on the amount of capital we expose to any single event. We follow a careful and disciplined underwriting strategy with a focus on individually underwritten specialty risks through in-depth assessment of the underlying exposure. We use data analytics and modern technology to offer our clients flexible products and customized and granular pricing. We manage our risks through a variety of means, including contract terms, portfolio selection and underwriting and geographic diversification. Our underwriting strategy is supplemented by a comprehensive risk transfer program with reinsurance coverage from highly-rated reinsurers that we believe lowers our volatility of earnings and provides appropriate levels of protection in the event of a major loss event.

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: Specialty Long-tail, Specialty Short-tail and Reinsurance. Our Specialty Long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business and (3) our marine liability line of business. Our Specialty Short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals and general aviation lines of business. Our Reinsurance segment includes our inward reinsurance treaty business.

In addition, we have a corporate function (“Corporate”) which includes the activities of our holding company and certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the salaries and benefits of key executives such as the Chief Executive Officer and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

The following table sets out IGI’s gross written premiums by segment and lines of business during the period indicated:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Specialty Long-tail
Casualty	$43.1	$73.7	$115.9	$47.2	$66.5
Financial Institutions	14.3	16.1	23.2	10.5	13.2
Marine Liability	2.0	2.1	3.4	2.3	3.3
Specialty Short-tail
Energy	87.9	81.4	72.1	49.7	60.8
Property	53.7	43.8	46.1	30.0	40.4
Construction & Engineering	10.4	18.2	20.7	10.0	12.8
Political Violence	9.7	11.4	8.3	4.1	4.1
Ports & Terminals	17.3	19.1	22.4	13.1	14.1
General Aviation	19.0	18.0	19.2	8.6	9.9
Reinsurance
Treaty Reinsurance	17.7	17.8	18.0	10.9	11.4
Total Gross Written Premiums	$275.1	$301.6	$349.2	$186.3	$236.5

The following table sets out IGI’s gross written premiums based on geographical concentration for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
UK	$42.9	$76.7	$115.9	$50.4	$69.5
Europe	32.2	34.5	37.3	18.8	41.9
Worldwide	26.3	35.0	33.3	28.2	4.3
Middle East	36.1	32.4	36.9	17.9	25.1
Africa	14.8	13.6	16.5	9.9	10.1
Asia	33.9	27.8	32.8	18.2	20.0
Central America	35.6	26.7	37.7	23.2	31.7
South America	33.4	26.4	11.1	9.5	7.5
North America	1.0	0.9	4.3	1.6	12.1
Caribbean Islands	10.5	15.1	8.3	5.6	9.6
Australasia	8.4	12.6	15.2	3.1	4.7
Total	$275.1	$301.6	$349.2	$186.3	$236.5

Closing of the Business Combination

On March 17, 2020, IGI completed the Business Combination with Tiberius, as a result of which we became a new public company owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became our subsidiary. Upon consummation of the Business Combination, our common shares and warrants to purchase our common shares were listed on Nasdaq.

At the closing of the Business Combination, the Company issued (1) 29,759,999 common shares to former shareholders of IGI in exchange for their IGI shares and (2) 18,687,307 common shares to former stockholders of Tiberius, including (i) 9,339,924 common shares issued in exchange for public shares of Tiberius common stock that remained outstanding and not redeemed immediately prior to the closing of the Business Combination, (ii) 4,132,500 common shares issued in exchange for Tiberius founder shares, including 3,012,500 shares subject to vesting at prices ranging from $11.50 to $15.25 per share, (iii) 2,900,000 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement pursuant to forward purchase agreements, and (iv) 2,314,883 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement. Of the 29,759,999 common shares issued to former shareholders of IGI, an aggregate of 935,813 common shares were set aside in escrow pending the finalization of the purchase price under the Business Combination Agreement.

In addition, the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo. Immediately following the consummation of the Business Combination, the Company had 48,447,306 common shares (including 3,012,500 common shares subject to vesting) and 17,250,000 warrants issued and outstanding.

In June 2020, upon the finalization of the purchase price under the Business Combination Agreement, of the 935,813 common shares held in escrow following the Closing, an aggregate of 927,258 common shares were released from escrow and delivered to the former shareholders of IGI, and 8,555 common shares were reacquired by the Company and cancelled.

Coronavirus Pandemic: COVID-19

In March 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which has led to a global health emergency. In response to this outbreak, the governments of many countries have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Global financial markets have also experienced extreme volatility and disruptions to capital and credit markets. As a result, economic uncertainties have arisen which could impact the Company’s operations and its financial position. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, regulatory and private sector responses, which may be precautionary, and the impact on our customers, workforce, and vendors, all of which are uncertain and cannot be predicted.

The COVID-19 outbreak is disrupting production and sales across a range of industries, and it could materially adversely impact the Company or its reinsurers or have a material adverse effect on the Company’s business. Any of the foregoing could harm our business and we cannot anticipate all the ways in which the current global health crisis and financial market conditions could adversely impact our business.

We intend to continue to execute on our strategic plans and operational initiatives during the outbreak. However, the uncertainties associated with the protective and preventative measures being put in place or recommended by both governmental entities and other businesses, among other uncertainties, may result in delays or modifications to these plans and initiatives. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, industry and workforce. Given the evolution of COVID-19 and the global responses to curb its spread, the Company is not able to estimate the effects of COVID-19 on its results of operations, financial condition or liquidity for fiscal year 2020. Moreover, the Company anticipates that these events may adversely impact our results for the third quarter of 2020 and potentially beyond.

Management has performed a COVID-19 impact analysis as part of its going concern assessment using information available as of the date of release of the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on the Group’s operations, liquidity, solvency and capital position as well as a reverse stress test to assess the stresses the period end balance sheet would have to endure before there was a breach of the Group’s required solvency ratios. These stresses include increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims.

This analysis indicates that the Group’s solvency position is and will likely remain within the Group’s “Capital Management Framework” targets, allowing the Group to exceed its regulatory capital requirements without the need for mitigating management actions. Management believes that the preparation of the Group’s financial statements on a going concern basis remains appropriate and that the Group will continue to meet its regulatory solvency requirements and liabilities with sufficient liquidity for a period of at least one year after the date of the unaudited condensed consolidated financial statements as of and for six month period ended June 30, 2020.

Based on the initial analyses, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. To date, this assessment is supported by the fact that as of June 30, 2020, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

The Group also writes professional indemnity coverage within our casualty line of business which includes a portfolio of insurance brokers on which the Group has received notifications in respect of business interruption coverage. This portfolio is predominantly written on an excess layer basis with high attachment points and, although this portfolio accounts for the majority of the COVID-19 notifications received to date, the notifications to date are considered precautionary on the part of the broker.

With respect to claims administration, the Group has not evidenced a discernible impact on the reporting and settlement of claims, as the third-party loss adjusters and other appointed experts, in conjunction with the Group’s inhouse claims function, have demonstrated an ability to adapt effectively to the virtual world in servicing claims.

The adverse impact of the COVID-19 pandemic on the Company’s investments during the six months ended June 30, 2020 was primarily evidenced by a negative mark to market adjustment in the Company’s foreign exchange and equity portfolio values. This reduction was partially offset by a positive fair value adjustment in the Company’s fixed income portfolio during the six months ended June 30, 2020 led by an appreciation in bond prices in the prevailing low interest rate environment. The combination of the diversified and high quality nature of the Company’s fixed income portfolio and a modest allocation to equities has protected the Group from a material negative mark to market adjustment in its investment portfolio.

In light of these uncertainties and given the evolving nature of the COVID-19 pandemic and the difficulty of forecasting with reasonable accuracy the full duration, magnitude and pace of recovery across our end markets, the Company withdrew its previously issued guidance for 2020 and 2021.

Description of Certain Income Statement Line Items

The definition and method of calculation of certain line items from IGI’s consolidated income statement are provided below:

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. We generally estimate the pipeline premium based on management’s judgment and prior experience.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts. Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Net change in unearned premiums

Unearned premiums related to gross written premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Unearned reinsurance premiums related to reinsurers’ share of insurance premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risk-attaching contracts and over the term of the reinsurance contract for losses-occurring contracts.

Net claims and claim adjustment expenses

Claims, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Claims comprise the estimated amounts payable, in respect of claims reported to us and those not reported at the consolidated statement of financial position date.

We generally estimate our claims based on appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgment and our prior experience is maintained for the cost of settling claims incurred but not reported at the consolidated statement of financial position date.

In particular, estimates have to be made both for the expected ultimate cost of claims reported and for the expected ultimate cost of claims incurred but not yet reported (IBNR). Considerable judgement by management is required in the estimation of claims made under insurance contracts due to policyholders. Such estimates are necessarily based on assumptions about several factors involving varying, and possibly significant, degrees of judgement and uncertainty and actual results may differ from management’s estimates resulting in future changes in estimated liabilities.

Net claims and claim adjustment expenses constitutes claims and claim adjustments expenses net of reinsurers’ share of claims.

Net policy acquisition expenses

Policy acquisition costs and commissions earned represent commissions paid and received in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognized in accordance with the earning pattern of the underlying contract.

Total investment income, net

Net investment income is principally comprised of income from interest, dividends, gains and losses from investments in properties, expected credit losses on investments and investment custodian fees and other investment expenses. For purposes of this discussion, “total investment income, net” reflects the sum of net investment income and share of profit or loss from associates, calculated net of (1) net realized gains/(losses) on investments and (2) net unrealized gains/(losses) on investments.

Net realized gains/(losses) on investments

Net realized gains and losses on investments is comprised of net gains and losses on sale of available for sale investments, realized gains and losses on the sale of bonds at fair value through other comprehensive income and realized gains and losses on the sale of equities at fair value through profit and loss account.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments includes unrealized losses on the revaluation of financial assets at fair value through profit and loss account and fair value changes of held for trading investments.

General and administrative expenses

General and administrative expenses is comprised of human resources expenses, business promotion, travel and entertainment expenses, statutory, advisory and rating expenses, information technology and software expenses, office operation expenses, depreciation and amortization, bank charges and board of directors’ expenses.

Other income (expenses)

Other income (expenses) include the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

Listing related expenses

Listing related expenses are expenses incurred in connection with our initial listing on Nasdaq that are not capitalizable and instead are charged to the consolidated statement of income as incurred. Transaction expenses incurred mainly consist of professional fees (such as legal and accounting fees) and other miscellaneous costs that are directly related to the listing on Nasdaq.

Gain (loss) on foreign exchange

Gain (loss) on foreign exchange represents gains and/or losses incurred as a result of foreign currency transactions.

Income tax

Income tax reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code and (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law. International General Insurance Co. Ltd. (IGI Bermuda) is a tax-exempt company. IGI Holdings (a DIFC-registered company) and IGI Dubai are not subject to income tax according to the UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan.

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, better explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Tangible book value per diluted common share plus accumulated dividends

In addition to presenting book value per common share determined in accordance with IFRS, we believe that the key financial indicator for evaluating our performance and measuring the overall growth in value generated for shareholders is “book value per diluted common share plus accumulated dividends,” a non-IFRS financial measure.

The following tables present reconciliations of “book value per common share” to “book value per diluted common share plus accumulated dividends.”

	June 30, 2020
($) in millions, except per share data and the number of shares	Equity Amount	Common Shares Issued and Outstanding *	Per Share Amount
Book value per share	$366.3	45.4	$8.06
Non-IFRS adjustments:
Intangible assets	$(3.7)		$(0.08)
Tangible book value per share	362.6		7.98
Accumulated dividends	105.5		2.98
Tangible book value per share plus accumulated dividends			$10.96

	December 31, 2019
($) in millions, except per share data and the number of shares	Equity Amount	Common Shares Issued and Outstanding	Per Share Amount
Book value per share	$312.1	134,025,678	$2.33
Non-IFRS adjustments:
Intangible assets	$(3.9)		$(0.03)
Tangible book value per share	308.3		2.30
Accumulated dividends	105.5		0.79
Tangible book value per share plus accumulated dividends			$3.09

	December 31, 2018
($) in millions, except per share data and the number of shares	Equity Amount	Common Shares Outstanding	Per Share Amount

Book value per share	$301.2	136,375,678	$2.21
Non-IFRS adjustments:
Intangible assets	$(2.9)		$(0.02)
Tangible book value per share	298.2		2.19
Accumulated dividends	94.7		0.68
Tangible book value per share plus accumulated dividends			$2.87

*	Represents 48,438,751, the number of issued and outstanding common shares, excluding 3,125,500 nontransferable earnout shares subject to vesting.

Core operating income

In addition to presenting profit for the year determined in accordance with IFRS, we believe that showing “core operating income,” a non-IFRS financial measure, provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes our underlying business performance.

Core operating income is calculated by the addition or subtraction of certain income statement line items from profit for the period, the most directly comparable IFRS financial measure, as illustrated in the table below:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Profit for the period	$7.0	$25.5	$23.6	$14.9	$11.2
Non-IFRS adjustments:
Net realized (gains) loss on investments (tax adjusted) (1)	(3.1)	(1.3)	(1.0)	(0.4)	(1.3)
Net impairment losses on investments recorded in the statement of income	0.1	0.0	0.0	0.0	0.0
Unrealized (gains) loss on investments (tax adjusted) (2)	—	0.9	(1.3)	(1.0)	3.2
Fair Value Changes of Held for Trading Investments	(0.1)	—	—	—	0.0
Listing related expenses	—	—	4.8	—	3.4
(Gain) loss on foreign exchange (tax adjusted) (3)	(2.6)	3.4	(4.9)	(0.4)	7.2
Core operating income	$1.3	$28.6	$21.2	$13.0	$23.7
Average shareholders’ equity (4)	301.3	301.3	306.7	304.9	339.2
Annualized return on average equity(5)	2.3%	8.5%	7.7%	9.8%	6.6%
Annualized core operating return on average equity(6)	0.4%	9.5%	6.9%	8.6%	14.0%

(1)	For the six months ended June 30, 2020, net realized gain on investments was adjusted for tax expense of $0.1 million.
(2)	For the six months ended June 30, 2020, net unrealized loss on investments was adjusted for tax credit of $0.3 million.
(3)	For the year ended December 31, 2019 and the six months ended June 30, 2020, gain/loss on foreign exchange was adjusted for tax expense of $0.8 million and a tax credit of $1.4 million, respectively.
(4)	Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the beginning of the reporting period, divided by 2.
(5)	Annualized return on average equity represents annualized profit for the period divided by average shareholders’ equity.
(6)	Annualized core operating return on average equity represents annualized core operating income for the period divided by average shareholders’ equity.

“Core operating income,” a non-IFRS financial measure, measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table above. We exclude these items from our calculation of “core operating income” because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, the availability of investment market opportunities and other factors. We believe these amounts are largely independent of our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our profitability is impacted by earned premium growth, the adequacy of our pricing, loss frequency and severity. Over time our profitability is also influenced by underwriting discipline, which seeks to manage exposure to loss through favorable risk selection and diversification, our management of claims, use of reinsurance and ability to manage expense ratio, which we accomplish through management of acquisition costs and other underwriting expenses.

Return on average equity and core operating return on average equity, both a non-IFRS financial measure, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

Results of Operations

The following section reviews IGI’s results of operations during the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2019 and 2020. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Gross written premiums	$275.1	$301.6	$349.2	$186.3	$236.5
Reinsurers’ share of insurance premiums	(114.3)	(98.2)	(97.1)	(49.0)	(65.9)
Net written premiums	$160.8	$203.4	$252.1	$137.3	$170.6
Net change in unearned premiums	(14.0)	(20.1)	(36.6)	(33.8)	(34.4)
Net premiums earned	$146.7	$183.3	$215.5	$103.5	$136.3
Net claims and claim adjustment expenses(1)	(86.9)	(85.3)	(118.1)	(55.4)	(64.3)
Net policy acquisition expenses	(36.2)	(42.0)	(45.4)	(22.0)	(25.9)
Net underwriting results	$23.6	$56.1	$52.0	$26.1	$46.1
Total investment income, net(2)	10.3	9.1	10.7	6.0	4.8
Net realized gains on investments	3.1	1.3	1.0	0.4	1.5
Unrealized gains/(losses) on investments	0.1	(0.9)	1.3	1.0	(3.6)
General and administrative expenses	(30.9)	(35.4)	(39.3)	(18.5)	(22.4)
Other income (expenses)	(1.8)	(1.2)	(1.3)	(0.3)	(2.7)
Listing related expenses	—	—	(4.8)	—	(3.4)
Gain (loss) on foreign exchange	2.6	(3.4)	5.7	0.4	(8.7)
Profit before tax	$7.0	$25.6	$25.3	$15.1	$11.6
Income tax	0.0	(0.1)	(1.7)	(0.2)	(0.4)
Profit for the year	$7.0	$25.5	$23.6	$14.9	$11.2

(1)	Net claims and claim adjustment expenses represents claims occurring during the period, adjusted either upward or downward based on the prior period’s adverse (or favorable) development in claims, as follows:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Claims occurring during the current period	110.3	94.3	124.4	54.1	75.5
Prior year adverse (favorable) development	(23.4)	(9.0)	(6.3)	1.3	(11.2)
Net claims and claims adjustment expenses for current year	86.9	85.3	118.1	55.4	64.3

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development” for a discussion of the claims development in each of these periods.

(2)	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Net investment income	$12.6	$10.3	$13.3	$7.3	$3.1
Plus Share of profit or loss from associates	1.0	(0.9)	(0.4)	0.1	(0.4)
Minus Net realized gains/(losses) on investments	3.1	1.3	1.0	0.4	1.5
Minus Unrealized gains/(losses) on investments	0.1	(0.9)	1.3	1.0	(3.6)
Total investment income, net	$10.3	$9.1	$10.7	$6.0	$4.8

Six months ended June 30, 2020 compared to six months ended June 30, 2019 (Consolidated)

Gross written premiums

Gross written premiums increased 26.9% from $186.3 million in the six months ended June 30, 2019 to $236.5 million in the six months ended June 30, 2020. This was primarily due to 38.5% growth (or $23.1 million) in the specialty long-tail segment, 23.0% growth (or $26.6 million) in the specialty short-tail segment and 4.9% growth (or $0.5 million) in the reinsurance segment. The increase in gross written premiums was the result of a number of factors, including new business generated in the specialty long and short-tail segments and improved renewal pricing in the specialty long and short-tail segments as a result of hardening markets. The following table sets out the contribution of the lines of business to IGI’s gross written premiums written during the periods indicated:

	Six months ended June 30,
	2019	2020	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$47.2	$66.5	40.9%
Financial Institutions	10.5	13.2	25.7%
Marine Liability	2.3	3.3	43.5%
Specialty Short-tail
Energy	49.7	60.8	22.3%
Property	30.0	40.4	34.7%
Construction and Engineering	10.0	12.8	28.0%
Political Violence	4.1	4.1	0.0%
Ports and Terminals	13.1	14.1	7.6%
General Aviation	8.6	9.9	15.1%
Reinsurance
Treaty Reinsurance	10.9	11.4	4.6%
Total Gross Written Premiums	$186.3	$236.5	26.9%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 34.5% from $49.0 million in the six months ended June 30, 2019 to $65.9 million in the six months ended June 30, 2020. The increase in reinsurers’ share of insurance premiums was mainly due to an increase of 108.0% in quota share premiums in the six months ended June 30, 2020 primarily under the PI sub class in the casualty line of business in our specialty long-tail segment. The remaining increase in reinsurers’ share of insurance premiums was principally due to a 17.4% increase in facultative reinsurance purchases in our specialty short-tail segment.

The increase in reinsurers’ share of insurance premiums was also consistent with the increase in gross written premiums as the ratio of net written premiums to gross written premiums was 72% for the six months ended June 30, 2020 compared to 74% for the six months ended June 30, 2019.

Net change in unearned premiums

Net change in unearned premiums increased 1.8% from $33.8 million in the six months ended June 30, 2019 to $34.4 million in the six months ended June 30, 2020. Although net written premiums increased by 24% during the six months ended June 30, 2020 compared to the equivalent period in the prior year, the net change in unearned premiums in absolute terms only increased by $0.55 million. This was primarily because our premium written was similar in both June 2020 and June 2019, accounting for a majority of the change in unearned premiums on a comparative basis.

Net premiums earned

As a result of the foregoing, net premiums earned increased 31.7% from $103.5 million in the six months ended June 30, 2019 to $136.3 million in the six months ended June 30, 2020.

Net claims and claim expenses

Gross claims and claim adjustment expenses increased 18.4% from $79.9 million in the six months ended June 30, 2019 to $94.6 million in the six months ended June 30, 2020, and reinsurers’ share of claims increased 22.7% from $24.6 million in the six months ended June 30, 2019 to $30.2 million in the six months ended June 30, 2020. As a result, net claims and claim adjustment expenses increased 16.1% from $55.4 million in the six months ended June 30, 2019 to $64.3 million in the six months ended June 30, 2020. This was primarily due to adding sufficient IBNR reserves across the growing business in both our specialty long-tail segment and our specialty short-tail segment by increasing management’s best estimate of loss reserves in the current period by $11.9 million and $8.7 million, respectively.

IGI’s overall net claims and claim adjustment expenses ratio decreased by 6.3 percentage points from 53.5% for the six months ended June 30, 2019 to 47.2% for the six months ended June 30, 2020. This decrease was mainly due to favorable loss development of $11.2 million for prior period accident years during the six months ended June 30, 2020 compared to adverse developments of $1.1 million in the six months ended June 30, 2019. In addition, net incurred losses from catastrophe events (as shown in the tables below) also decreased from $8.7 million in the six months ended June 30, 2019 to $2.5 million in the six months ended June 30, 2020. Both of these favorable factors resulted in considerable improvement in our net claims ratio on a comparative basis.

The tables below outline incurred losses on catastrophe events in the six months ended June 30, 2020 and 2019.

	For the six months ended June 30, 2020
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Puerto Rico Earthquake	$15.8	$0.5
Cyclone Nisarga	0.7	0.4
COVID-19 Losses	0.4	0.4
Tropical Storm Fernand	0.3	0.3
Wyndham Flood	0.3	0.3
Other	1.1	1.0
Provided during the year related to prior accident years	(6.4)	(0.4)
Total	$12.2	$2.5

	For the six months ended June 30, 2019
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Petronas Explosion Fire	$3.6	$3.3
Various Flood Events	3.2	2.7
Hurricane Michael	1.5	0.8
Sydney And New South Wales Hailstorm	0.2	0.2
Storm Emma	0.2	0.1
Other	0.3	0.2
Provided during the year related to prior accident years	7.6	1.5
Total	$16.4	$8.7

Net policy acquisition expenses

Net policy acquisition expenses increased 17.5% from $22.0 million in the six months ended June 30, 2019 to $25.9 million in the six months ended June 30, 2020. The policy acquisition expense ratio for the six months ended June 30, 2019 was 21.3% compared to 19.0% for the six months ended June 30, 2020. This decline in the policy acquisition expense ratio was due to improved market conditions coupled with better negotiated commissions.

Net underwriting results

Due to the foregoing, our net underwriting results increased 76.6% from $26.1 million in the six months ended June 30, 2019 to $46.1 million in the six months ended June 30, 2020.

Total investment income, net

Total investment income, net decreased 21.7% from $6.0 million in the six months ended June 30, 2019 to $4.7 million in the six months ended June 30, 2020. This was primarily due to the decline in interest rates on our term deposits and fixed income bond investments coupled with the absence of dividend payments from companies whose results suffered from economic slowness caused by the COVID-19 pandemic.

Net realized gains/(losses) on investments

Net realized gains on investments increased from $0.4 million in the six months ended June 30, 2019 to $1.5 million in the six months ended June 30, 2020. Net realized gains in the six months ended June 30, 2020 principally reflected a gain of $1.6 million from the sale of equity securities of U.S. technology companies which were purchased in the first quarter of 2020 when entry prices were attractive and then subsequently sold with sizeable capital gains as part of our tactical purchase and sale investment strategy.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments reflects a net loss of $3.5 million in the six months ended June 30, 2020 compared to net gain of $1.0 million in the six months ended June 30, 2019. This was primarily caused by a significant decline in the fair value of our portfolio of equity securities which was induced by the sharp market dislocation caused by the COVID-19 pandemic in March 2020. This caused a 13% diminution in our stock portfolio valuation designated as “Fair value through Profit or loss” at June 30, 2020 as compared to June 30, 2019. This valuation decline also registered a good recovery of 8% in the second quarter of 2020 as opposed to a 21% decline during the first quarter of 2020. In addition, we experienced a net loss from real estate due to the 5% average decline in the fair valuation of investment properties held by IGI as of June 30, 2020 compared to December 31, 2019 as a result of the outbreak of the COVID-19 pandemic.

General and administrative expenses

General and administrative expenses increased by 21.2% from $18.5 million in the six months ended June 30, 2019 to $22.4 million in the six months ended June 30, 2020. This was primarily due to an increase in human resource and information technology costs in connection with planned growth, in addition to incremental statutory and advisory fees and board of directors expenses as a result of the company’s listing on Nasdaq in March 2020.

Other income (expenses)

Other income (expenses) increased from expense of $0.3 million in the six months ended June 30, 2019 to expense of $2.7 million in the six months ended June 30, 2020. This increase was mainly due to a $2.2 million impairment loss on insurance receivables, which includes a $2.0 million reduction in our pipeline premium balance pursuant to an ultimate premium assessment undertaken as of June 30, 2020.

Gain (loss) on foreign exchange

Net loss on foreign exchange amounted to $8.7 million in the six months ended June 30, 2020 compared to a net gain of $0.4 million in the six months ended June 30, 2019. This was primarily due to the extreme foreign exchange volatility triggered as a result of the COVID-19 pandemic which led to a sharp decline in value of all non-U.S. dollar transactional currencies against the U.S. dollar. In particular, the biggest portion of our total net foreign exchange loss consisted of the revaluation of our major transactional currencies – the UK pound, the Euro and the Australian dollar - which suffered a significant drop as compared to the U.S. dollar  between December 31, 2019 and June 30, 2020.

Profit for the period

As a result of the foregoing, the profit after tax for the period decreased from $14.9 million in the six months ended June 30, 2019 to $13.6 million in the six months ended June 30, 2020. Despite strong operating results on a period-over-period comparative basis, the decline in net profit mainly resulted from the loss on foreign exchange and the unrealized losses on investment due to the market dislocation caused by the COVID-19 pandemic.

Year ended December 31, 2019 compared to year ended December 31, 2018 (Consolidated)

	Year ended December 31,
	2018	2019
	($) in millions
Gross written premiums	$301.6	$349.2
Reinsurers’ share of insurance premiums	(98.2)	(97.1)
Net written premiums	$203.4	$252.1
Net change in unearned premiums	(20.1)	(36.6)
Net premiums earned	$183.3	$215.5
Net claims and claim adjustment expenses	(85.3)	(118.1)
Net policy acquisition expenses	(42.0)	(45.4)
Net underwriting results	$56.1	$52.0
Total investment income, net(1)	9.1	10.7
Net realized gains on investments	1.3	1.0
Unrealized(losses)/gains on investments	(0.9)	1.3
General and administrative expenses	(35.4)	(39.3)
Other income (expenses)	(1.2)	(1.3)
Listing related expenses	—	(4.8)
(Loss) gain on foreign exchange	(3.4)	5.7
Profit before tax	$25.6	$25.3
Income tax	(0.1)	(1.7)
Profit for the year	$25.5	$23.6

(1)	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Year ended December 31,
	2018	2019
	($) in millions
Net investment income	$10.3	$13.3
Plus Share of profit or loss from associates	(0.9)	(0.4)
Minus Net realized gains/(losses) on investments	1.3	1.0
Minus Unrealized gains/(losses) on investments	(0.9)	1.3
Total investment income, net	$9.1	$10.7

Gross written premiums

Gross written premiums increased 15.8% from $301.6 million in 2018 to $349.2 million in 2019. This was primarily due to 55% growth (or $50.5 million) in the specialty long-tail segment. This increase was partially offset by a decrease of 1.6% (or $3.0 million) in the specialty short-tail segment. The increase in gross written premiums was the result of a number of factors, including new business generated and improved renewal pricing, all resulting from hardening markets and prudent underwriting.

The following table sets out the contribution of the lines of business to IGI’s gross written premiums written during the years indicated:

	Year ended December 31,
	2018	2019	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$73.7	$115.9	57.3%
Financial Institutions	16.1	23.2	43.6%
Marine Liability	2.1	3.4	61.9%
Specialty Short-tail
Energy	81.4	72.1	(11.4)%
Property	43.8	46.1	5.3%
Construction and Engineering	18.2	20.7	13.8%
Political Violence	11.4	8.3	(27.2)%
Ports and Terminals	19.1	22.4	17.4%
General Aviation	18.0	19.2	6.7%
Reinsurance
Treaty Reinsurance	17.8	18.0	1.0%
Total Gross Written Premiums	$301.6	$349.2	15.8%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums decreased 1.1% from $98.2 million in 2018 to $97.1 million in 2019. This was primarily due to two significant changes in reinsurance:

(i)	There was a decline in the general aviation line of business due to a change in the quota share cession to 0% in 2019 as opposed to 20% in 2018, causing a reduction of $4.0 million in quota share premiums. IGI elected to retain the business fully for a number of reasons including a hardening rate environment and unfavorable quota share renewal terms.

(ii)	There was a decrease in political violence reinsurance due to a change in the quota share cession from 40% in 2018 to 25% in 2019. IGI elected to retain a larger portion of the political violence portfolio due to improved profitability outlook for the business line. IGI also purchased a surplus treaty in order to increase its capacity in this class of business.

The decrease in reinsurers’ share of insurance premiums was also due to a reduction in facultative reinsurance purchasing and a decline in excess of loss recoveries that had a consequential effect on the reinstatement premiums being payable.

Net change in unearned premiums

Net change in unearned premiums increased by 82.1% from $20.1 million in 2018 to $36.6 million in 2019. The increase was attributed to an overall increase in net written premiums of $20.6 million in our specialty short-tail segment coupled with a greater proportion of premiums weighted to the fourth quarter of 2019 as compared to 2018.

Net premiums earned

As a result of the foregoing, net premiums earned increased 17.6% from $183.3 million in 2018 to $215.5 million in 2019. This was primarily due to an increase in gross earned premiums and a decrease in reinsurers’ share of insurance premiums.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 24.3% from $211.0 million in 2018 to $159.8 million in 2019, and reinsurers’ share of claims decreased 66.8% from $125.8 million in 2018 to $41.7 million in 2019. As a result, net claims and claim adjustment expenses increased 38.4% from $85.3 million in 2018 to $118.1 million in 2019. This was primarily due to adding appropriate IBNR reserves across our growing business in the long tail segment and an increase in retention in the specialty short-tail segment with consequentially lower claims recovery in 2019 as compared to 2018. For a discussion of the portion of net claims and claims adjustment expenses in the year ended December 31, 2019 that was caused by the prior year’s adverse development in claims, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development.”

IGI’s overall net claims and claim adjustment expenses ratio increased by 8.3 percentage points from 46.5% for 2018 to 54.8% for 2019. The majority of the increase is attributable to the specialty long-tail segment, increasing from 53.6% in 2018 to 61.0% in 2019, as a result of higher incurred losses and additional IBNR reserve booked for the growing business under the specialty long-tail segment.

The tables below outline incurred losses on catastrophe events in the year ended December 31, 2019 and 2018.

	For the Year Ended December 31, 2019
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Petronas Explosion Fire	$3.6	$3.3
Various Flood Events	3.0	2.8
Hurricane Dorian	2.3	2.3
LNG1 Gas Production Fire Explosion	2.2	2.1
Typhoon Hagibis	1.3	1.3
Other	7.4	6.0
Provided during the year related to prior accident years	7.0	0.8
Total	$26.8	$18.6

	For the Year Ended December 31, 2018
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Cyclone Mekunu	$21.0	$8.4
Typhoon Jebi Japan	1.3	1.3
Papua New Guinea Earthquake	1.3	1.2
Mexico Earthquake February 2018	1.2	1.1
Kuwait Rainstorm Floods	0.8	0.7
Other	8.8	4.4
Provided during the year related to prior accident years	7.3	2.8
Total	$41.5	$19.8

Net policy acquisition expenses

Net policy acquisition expenses increased by 8.1% from $42.0 million in 2018 to $45.4 million in 2019. The policy acquisition expense ratio for 2018 was 22.9% compared to 21.1% for 2019. This decline in the policy acquisition expense ratio was led by cost savings in the energy, property and general aviation lines of business in the specialty short-tail segment along with the financial institutions and casualty lines of business in the specialty long-tail segment.

Net underwriting results

Due to the foregoing, net underwriting results decreased from $56.1 million in 2018 to $52.0 million in 2019, a decrease of $4.1 million or 7%.

Total investment income, net

Total investment income, net increased by 17.6% from $9.1 million in 2018 to $10.7 million in 2019. This was primarily due to the increase of 12% in interest income earned on bank deposits and fixed income bonds, which is mainly attributed to deployment in structured US-dollar term deposits with a bank in Jordan at the beginning of 2019 that provided higher than average yields within our overall bank deposits portfolio.

Net realized gains/(losses) on investments

Net realized gains on investments decreased from $1.3 million in 2018 to $1.0 million in 2019. Net realized gain in 2019 included a $1 million gain on the disposal of US equity securities, partially offset by a loss on maturity and call of fixed income bonds amounting to $0.7 million, and a realized gain of $0.7 million on the sale of one of our investment properties.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments reflects a net gain of $1.3 million in 2019 compared to net loss of $0.9 million in 2018. This primarily represents mark to market improvement in valuation of assets classified at fair value through profit or loss (FVTPL) of $1.6 million compared to a loss of $0.9 million in 2018. This increase of $1.6 million was offset by a $0.3 million decrease in the fair valuation of investment properties.

General and administrative expenses

General and administrative expenses increased by 11.1% from $35.4 million in 2018 to $39.3 million in 2019. This was primarily due to an increase in human resource costs in connection with planned growth.

Other income (expenses)

Other income (expenses) increased by 8.3% from $1.2 million in 2018 to $1.3 million in 2019.

Gain (loss) on foreign exchange

Net gain on foreign exchange amounted to $5.7 million in 2019 compared to a net loss of $3.4 million in 2018. This was primarily due to an increase in the Pound Sterling – USD foreign exchange rate by more than 4% from December 31, 2018 to December 31, 2019 coupled with higher Pound Sterling denominated cash and insurance receivable balances led by the Company’s increased business in the specialty long-tail segment.

Profit for the year

As a result of the foregoing, the profit after tax for the year decreased from $25.5 million in 2018 to $23.6 million in 2019 mainly due to the year-over-year decrease in net underwriting results of 6.9%, partly offset by the gain from foreign exchange in 2019, compared to a loss in 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017 (Consolidated)

	Year ended December 31,
	2017	2018
	($) in millions
Gross written premiums	$275.1	$301.6
Reinsurers’ share of insurance premiums	(114.3)	(98.2)
Net written premiums	$160.8	$203.4
Net change in unearned premiums	(14.0)	(20.1)
Net premiums earned	$146.7	$183.3
Net claims and claim adjustment expenses	(86.9)	(85.3)
Net policy acquisition expenses	(36.2)	(42.0)
Net underwriting results	$23.6	$56.1
Total investment income, net(1)	10.3	9.1
Net realized gains/(losses) on investments	3.1	1.3
Unrealized gains/(losses) on investments	0.1	(0.9)
General and administrative expenses	(30.9)	(35.4)
Other income (expenses)	(1.8)	(1.2)
(Loss) gain on foreign exchange	2.6	(3.4)
Profit before tax	$7.0	$25.6
Income tax	0.0	(0.1)
Profit for the year	$7.0	$25.5

(1)	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Year ended December 31,
	2017	2018
	($) in millions
Net investment income	$12.6	$10.3
Plus Share of profit or loss from associates	1.0	(0.9)
Minus Net realized gains/(losses) on investments	3.1	1.3
Minus Unrealized gains/(losses) on investments	0.1	(0.9)
Total investment income, net	$10.3	$9.1

Gross written premiums

Gross written premiums increased 9.6% from $275.1 million in 2017 to $301.6 million in 2018. This was primarily due to growth of (i) 54.8% (or $32.6 million) in the specialty long-tail segment and (ii) 0.9% (or $0.2 million) in the reinsurance segment. This increase was partially offset by a decrease of 3.1% (or $6.2 million) in the specialty short-tail segment.

The following table sets out the contribution of the lines of business to IGI’s gross written premiums during the years indicated:

	Year Ended December 31,
	2017	2018	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$43.1	$73.7	70.8%
Financial Institutions	14.3	16.1	13.1%
Marine Liability	2.0	2.1	6.6%
Specialty Short-tail
Energy	87.9	81.4	(7.5)%
Property	53.7	43.8	(18.5)%
Construction and Engineering	10.4	18.2	75.3%
Political Violence	9.7	11.4	17.2%
Ports and Terminals	17.3	19.1	10.5%
General Aviation	19.0	18.0	(5.3)%
Reinsurance
Treaty Reinsurance	17.7	17.8	0.9%
Total Gross Written Premiums	$275.1	$301.6	9.6%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums decreased 14.1% from $114.3 million in 2017 to $98.2 million in 2018. This decrease was primarily due to a decline in the reinsurers’ quota share that was led by the retroactive cancellation of quota share reinsurance cover on one of the sizeable facility accounts in the casualty line of business that was reversed in 2018 as income and a decline in the general aviation line of business due to a change in the quota share cession in 2018.

Net change in unearned premiums

Net change in unearned premiums increased by 43.4% from $14 million in 2017 to $20.1 million in 2018. This was due to the increase in gross written premiums in the specialty long-tail segment lines of business, which are earned over a longer period than gross written premiums in the short-tail and reinsurance segments, thus increasing the unearned premiums for the same year.

Net premiums earned

As a result of the foregoing, net premiums earned increased 24.9% from $146.7 million in 2017 to $183.3 million in 2018. The increase was due to an increase in the overall gross written premiums for all segments and increased earned premiums, specifically from the specialty long-tail segment.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 16.3% from $252.2 million in 2017 to $211.0 million in 2018 and reinsurers’ share of claims decreased 23.9% from $165.2 million in 2017 to $125.8 million in 2018. As a result, net claims and claim adjustment expenses decreased 1.9% from $86.9 million in 2017 to $85.3 million in 2018. This was primarily due to less attritional and catastrophe losses in 2018 as compared to 2017 which had significant catastrophe losses in the specialty short-tail segment. For a discussion of the portion of net claims and claims adjustment expenses in 2017 and 2018 that was caused by the prior year’s favorable development in claims, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development.”

IGI’s overall claims and claim expenses ratio decreased by 13 percentage points to 46.5% for the year ended December 31, 2018 as compared to 59.2% in the year ended December 31, 2017.

The tables below outline incurred losses on catastrophe events in the years ended December 31, 2018 and 2017.

	For the Year Ended December 31, 2018
($in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Cyclone Mekunu	$21.0	$8.4
Typhoon Jebi Japan	1.3	1.3
Papua New Guinea Earthquake	1.3	1.2
Mexico Earthquake February 2018	1.2	1.1
Kuwait Rainstorm Floods	0.8	0.7
Other	8.8	4.4
Provided during the year related to prior accident years	7.3	2.8
Total	$41.5	$19.8

	For the Year Ended December 31, 2017
($in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Hurricane Maria	$36.3	$9.9
Cyclone Debbie	6.9	4.3
Hurricane Irma	24.9	4.0
Ruwais Refinery Explosion Fire	32.2	2.5
Krishnapatnam Storm	2.9	1.8
Other	64.6	0.4
Provided during the year related to prior accident years	6.3	0.8
Total	$174.1	$23.6

Net policy acquisition expenses

Net policy acquisition expenses increased by 15.8% from $36.2 million in 2017 to $42.0 million in 2018. The policy acquisition expense ratio for 2017 was 24.7% compared to 22.9% for 2018.

Net underwriting results

As a result of the foregoing, net underwriting results increased by 137.8% from $23.6 million in 2017 to $56.1 million in 2018. The increase was due to growth in net premiums earned and a reduction in net claims and claim adjustment expenses.

Total investment income, net

Total investment income, net decreased 12.0% from $10.3 million in 2017 to $9.1 million in 2018. This was primarily due to (i) a $2.3 million decrease in income from real estate and share of profit from associates (who are in the business of commercial building leasing) and (ii) a $0.4 million decrease in dividends. These reductions were offset by a $1.1 million increase in interest income and a $0.3 million decrease in custodian fees and other investment expenses.

Net realized gains/(losses) on investments

Net realized gains/(losses) on investments decreased by 59% from a gain of $3.1 million in 2017 to a gain of $1.3 million in 2018. The net realized gain in 2018 included a realized gain of $1.9 million on the disposal of equity securities, partially offset by a $0.7 million loss on maturity and call of fixed income bonds. The net realized gain in 2017 included a realized gain of $3.7 million on the disposal of equity securities, partially offset by a $0.6 million loss on maturity and call of fixed income bonds.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments decreased from a gain of $0.1 million in 2017 to a loss of $0.9 million in 2018. The decrease was due to the fact that IGI adopted IFRS 9 with effect from January 1, 2018. Accordingly, certain securities in IGI’s existing portfolio were earmarked as assets at fair value through profit and loss (FVTPL) and $0.9 million of mark to market devaluation was recorded as FVTPL investments during the year ended December 31, 2018.

General and administrative expenses

General and administrative expenses increased 14.4% from $30.9 million in 2017 to $35.4 million in 2018. This was primarily due to an increase in human resources expenses which IGI had planned for and increases in statutory, advisory and rating expenses from $1.8 million in 2017 to $3.0 million in 2018.

Other income (expenses)

Other income/expenses decreased by 33.3% from $1.8 million in 2017 to $1.2 million in 2018.

(Loss) gain on foreign exchange

(Loss) gain on foreign exchange was a gain of $2.6 million in 2017 compared to a loss of $3.4 million in 2018. The change was primarily due to IGI’s major currencies (the pound and the euro) depreciating against the U.S. dollar on average by 8-9% during 2018, while simultaneously euro and pound denominated business increased to 39% of total gross written premiums in the year ended December 31, 2018 compared to 23% in year ended December 31, 2017. This increase in foreign exchange exposure during 2018 coupled with the sharp depreciation in said currencies during 2018 compared to 2017 resulted in a net loss of $3.4 million during 2018.

Profit for the year

As a result of the foregoing, profit for the year increased from $7.0 million in 2017 to a profit of $25.5 million in 2018. This increase was mainly due to the increase in the net underwriting results of 137.8%.

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Gross written premiums	$59.4	$92.0	$142.5	$59.9	$83.0
Reinsurers’ share of insurance premiums	(9.9)	0.0	(22.5)	(3.7)	(12.5)
Net written premiums	$49.5	$92.0	$120.0	$56.2	$70.5
Net change in unearned premiums	(11.1)	(22.1)	(23.5)	(11.1)	(6.1)
Net premiums earned	$38.3	$69.9	$96.5	$45.1	$64.4
Net claims and claim adjustment expenses	(14.3)	(37.3)	(58.8)	(26.5)	(32.1)
Net policy acquisition expenses	(10.7)	(16.2)	(21.3)	(9.8)	(12.8)
Net underwriting results	$13.3	$16.5	$16.4	$8.7	$19.5

Claims & claim expense ratio	37.4%	53.4%	61%	58.8%	49.9%
Policy acquisition expenses ratio	27.9%	23.1%	22.1%	21.8%	19.9%

Gross written premiums

Gross written premiums in the specialty long-tail segment increased 38.5% from $59.9 million in the six months ended June 30, 2019 to $83.0 million in the six months ended June 30, 2020. Each of the lines of business in the specialty long-tail segment contributed to the growth in gross written premiums. This increase was primarily due to positive rate movement in the casualty line of business of approximately 37.7%. In particular, the company’s professional indemnity, legal expense and directors and officers product lines experienced growth of $12.8 million (37.0%), $2.9 million (54.6%) and $4.6 million (217.3%), respectively, in the six months ended June 30, 2020 compared to same period of 2019. The financial institutions line of business also experienced positive rate movement of 14.3% during the six months ended June 30, 2020. In addition, new business of $1.1 million within the marine liability line of business contributed to the total increase in gross written premiums.

Gross written premiums in the specialty long-tail segment increased 55% from $92.0 million in 2018 to $142.5 million in 2019. This increase was primarily due to positive rate movement in the casualty line of business of approximately 30%. In particular, our ‘professional indemnity’ and ‘legal expense’ product lines experienced a growth of $31 million (57%) and $4 million (68%), respectively, in 2019 compared to 2018. The financial institutions line of business also experienced positive rate movement of 17.7% compared to 2018. In addition, new business of $1.3 million within the marine liability line of business contributed to the total increase in gross written premiums.

Gross written premiums in the specialty long-tail segment increased 54.8% from $59.4 million in 2017 to $92.0 million in 2018. This increase was primarily due to positive rate movement compared to the prior year, particularly driven by the casualty and financial institutions lines of business which amounted to 11.6% and 17.7%, respectively. New business also contributed to the increase in the gross written premium, specifically within the casualty (particularly the professional indemnity cover) and financial institutions lines of business.

The breakdown of gross written premiums in the specialty long-tail segment by line of business is as follows:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Long-tail
Casualty	$43.1	$73.7	$115.9	$47.2	$66.5
Financial Institutions	14.3	16.1	23.2	10.5	13.2
Marine Liability	2.0	2.2	3.4	2.3	3.3
Total Gross Written Premiums	$59.4	$92.0	$142.5	$59.9	$83.0

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased from an expense of $3.7 million in the six months ended June 30, 2019 to an expense of $12.5 million in the six months ended June 30, 2020. The increase was mainly in the casualty line of business due to the new 50% quota cession introduced for a specific facility under the PI sub-class (the biggest sub-class in the casualty line of business) beginning in the second half of 2019. In addition, the 50% quota cession on the growing legal expense sub-class also contributed to the increase in reinsurers’ share of insurance premiums in the specialty long-tail segment.

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from income of $0.04 million in 2018 to an expense of $22.5 million in 2019. The reinsurers’ share of insurance premiums in 2018 represented the retroactive cancellation of a quota share cover in the casualty line of business that was reversed and reflected in 2018 as income. Moreover, in 2019, reinsurers’ share of insurance premiums increased. In 2019, IGI purchased quota share reinsurance and non-proportional reinsurance amounting to $15 million and $5 million, respectively.

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from an expense of $9.9 million in 2017 to income of $0.04 million in 2018. This was primarily due to retroactive cancellation of a quota share cover in the casualty line of business that was reversed and reflected in 2018 as income. However, this was offset by the introduction of a new 50% quota share cover on legal expenses (after the event cover only). Further, in 2018, IGI took additional facultative reinsurance for certain new businesses within the financial institutions line of business.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment decreased by 45.1% from $11.1 million in the six months ended June 30, 2019 to $6.1 million in the six months ended June 30, 2020. This was primarily due to the 50% quota cession applicable to a specific facility within the PI sub-class (the biggest sub-class within the casualty line of business) in the six months ended June 30, 2020 while there was no quota cession applicable in the same period of 2019. This, along with the 50% quota cession on the growing legal expense sub class, contributed to the increase in the reinsurance share of unearned premiums on a comparative basis and accordingly reduced the net change in unearned premiums in our specialty long-tail segment.

Net change in unearned premiums in the specialty long-tail segment increased by 6.5% from $22.1 million in 2018 to $23.5 million in 2019. This was primarily due to the increase in unearned premiums in 2019 compared to the prior year which was in line with the increase in gross written premiums mainly in the casualty line of business and financial institutions line of business.

Net change in unearned premiums in the specialty long-tail segment increased by 98.6% from $11.1 million in 2017 to $22.1 million in 2018. This was primarily due to the increase in unearned premiums during 2018 compared to the prior year which was in line with the increase in gross written premiums.

Net premiums earned

As a result of the foregoing, (1) net premiums earned in the specialty long-tail segment increased 42.8% from $45.1 million in the six months ended June 30, 2019 to $64.4 million in the six months ended June 30, 2020, (2) net premiums earned in the specialty long-tail segment increased 38% from $69.9 million in 2018 to $96.5 million in 2019, and (3) net premiums earned in the specialty long-tail segment increased 82.3% from $38.3 million in 2017 to $69.9 million in 2018.

Net claims and claim adjustment expenses

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 21.3% from $26.5 million in the six months ended June 30, 2019 to $32.1 million in the six months ended June 30, 2020. This was primarily due to higher incurred losses coupled with an increase in our IBNR provision to reflect our growing casualty product lines in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 57.6% from $37.3 million in 2018 to $58.8 million in 2019. This was primarily due to higher incurred losses coupled with an adequate increase in our IBNR provision to reflect our growing casualty and financial institutions product lines in 2019 as compared to 2018.

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 160.1% from $14.3 million in 2017 to $37.3 million in 2018. This was primarily due to higher incurred losses, and an increase in retentions in 2018 as compared to 2017 under the directors and officers and professional indemnity product lines of the casualty line of business. During 2018, when the claims and claims expense ratio increased to 63.8%, the casualty line of business experienced adverse claims movement as a result of one claim from the 2014 accident year and a combination of one large and other smaller claims from the 2017 accident year. In addition, there was a significant increase in net incurred claims in the casualty line of business from $4.3 million during 2017 to $19.4 million during 2018. The growth in net retained premiums from $43 million in 2017 to $73.6 million in 2018 in the casualty line, which necessitated adding an IBNR provision for the growing professional indemnity product line, also contributed to the higher claims and claims expense ratio in 2018 compared to previous years.

Claims and claims expense ratios for the specialty long-tail segment by line of business were as follows:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Specialty Long-tail
Casualty	55.4%	63.8%	68.1%	56.5%	53.8%
Financial Institutions	4.7%	9.2%	43.6%	74.9%	36.8%
Marine Liability	0.7%	94.8%	(42.8)%	(2.2)%	11.6%
Total	37.4%	53.4%	61.0%	58.8%	48.7%

The claims and claims expense ratios in the casualty line of business were 56.5% and 53.8% in the six months ended June 30, 2019 and 2020, respectively, and 55.4%, 63.8%, and 68.1% in the years ended December 31, 2017, 2018 and 2019, respectively. During the six months ended June 30, 2020, the decrease in the ratio from 56.5% to 53.8% was mainly supported by favorable claims development in prior period accident years during the six months ended June 30, 2020 as compared to adverse claims development during the six months ended June 30, 2019. During 2019, the increase in the ratio from 63.8% to 68.1% was mainly driven by the deterioration across three large professional indemnity and commercial D&O liability claims related to the 2018 accident year. Growth in gross written premiums from $43 million to $73.6 million and $115.9 million in 2017, 2018, and 2019, respectively, in the casualty line and related IBNR provisions contributed to the higher claims and claims expense ratio in 2019 compared to previous years. In addition, there was an increase in net incurred claims in the casualty line of business from $4.3 million, to $19.4 million and $30.5 million during 2017, 2018 and 2019, respectively. During 2018, when the ratio increased to 63.8%, the casualty line of business experienced adverse claims movement as a result of one claim from the 2014 accident year and a combination of one large and other smaller claims from the 2017 accident year. During 2019, IGI introduced a new portfolio of primary professional indemnity business which is a little shorter tailed and has a higher loss ratio than the remainder of IGI’s professional indemnity business.

The claims and claims expense ratios in the financial institutions line of business were 74.9% and 36.8% in the six months ended June 30, 2019 and 2020, respectively, and 4.7%, 9.2%, and 43.6% in the years ended December 31, 2017, 2018 and 2019, respectively. During the six months ended June 30, 2020, the decrease in the ratio from 74.9% to 36.8% was driven by a material reduction in net incurred claims on a comparative basis coupled with favorable claims development in prior period accident years during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. The reported claims and claims expense ratio was relatively low for the years ended December 31, 2017 and December 31, 2018. IGI experienced higher frequency and severity of claims in the financial institutions business during accident years 2014 and 2015. Many of these claims were related to theft by bank employees in the Middle East and former Soviet states. As a result, in 2015, IGI modified its reserving approach to the financial institutions business in line with its understanding of broader changes in the market. During 2017, IGI determined that the steps taken to address the poor claims experience in accident years 2014 and 2015 had been effective and further adjusted its reserving approach. The change in calendar year 2017 resulted in reduced case-reserves for accident years 2014 and 2015 and a lower claims and claims expense ratio for the year ended December 31, 2017.

The claims and claims expense ratios in the marine liability line of business were (2.2%) and 11.6% in the six months ended June 30, 2019 and 2020, respectively, and 0.7%, 94.8%, and (42.8)% in the years ended December 31, 2017, 2018 and 2019, respectively. The volume of business written in the marine liability line of business is small and the variations in the results correspond to a small number of claims arising (or not arising) during each year and the degree of successful challenge and/or subrogation of these claims.

Policy acquisition expenses

Policy acquisition expenses in the specialty long-tail segment increased by 30.6% from $9.8 million in the six months ended June 30, 2019 to $12.8 million in the six months ended June 30, 2020. The policy acquisition expense ratio for the six months ended June 30, 2020 was 19.9% compared to 21.9% for the six months ended June 30, 2019.

Policy acquisition expenses in the specialty long-tail segment increased by 31.8% from $16.2 million in 2018 to $21.3 million in 2019. The policy acquisition expense ratio for 2019 was 22.1% compared to 23.1% for 2018.

Policy acquisition expenses in the specialty long-tail segment increased by 51.1% from $10.7 million in 2017 to $16.2 million in 2018. The policy acquisition expense ratio for 2017 was 27.9% compared to 23.1% for 2018.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Gross written premiums	$198.0	$191.8	$188.8	$115.5	$142.1
Reinsurers’ share of insurance premiums	(104.4)	(98.2)	74.6	(45.3)	53.4
Net written premiums	$93.6	$93.6	$114.2	$70.2	$88.7
Change in unearned premiums	(2.3)	2.0	(12.8)	(20.1)	25.2
Net premiums earned	$91.3	$95.6	$101.4	$50.1	$63.5
Net claims and claim adjustment expenses	(60.5)	(36.6)	(44.7)	(24.4)	30.5
Policy acquisition expenses	(22.9)	(22.8)	(21.2)	(10.8)	11.7
Net underwriting results	$7.9	$36.3	$35.5	$14.9	$21.3

Claims & claim expense ratio	66.2%	38.2%	44.1%	48.7%	48.0%
Policy acquisition expenses ratio	25.1%	23.8%	20.9%	21.6%	18.4%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 23.0% from $115.5 million in the six months ended June 30, 2019 to $142.1 million in the six months ended June 30, 2020. Each of our lines of business in this segment contributed to growth in the segment’s gross written premiums during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. The increase in gross written premiums was principally due to the following:

●	Gross written premiums in the energy line of business increased by 22.3% from $49.7 million in the six months ended June 30, 2019 to $60.8 million in the six months ended June 30, 2020. This increase was principally due to positive rate movement in the downstream line of business of approximately 34.7%, positive rate movement in the upstream line of business of approximately 3.9% and growth in new business compared to the prior year period.

●	Gross written premiums in the property line of business increased by 34.7% from $30.0 million in the six months ended June 30, 2019 to $40.4 million in the six months ended June 30, 2020. This was primarily due to positive rate movement of 11.4% compared to the prior year period supplemented with growth in new business.

●	Gross written premiums in the construction and engineering line of business increased 28.7% from $10.0 million in the six months ended June 30, 2019 to $12.8 million in the six months ended June 30, 2020. This was mainly due to capacity constraints in the market, which enabled IGI to increase its gross premiums written in the construction and engineering lines of business and enter mid-term projects at higher rates.

●	Gross written premiums in the political violence line of business increased by 1.7% from $4.06 million in the six months ended June 30, 2019 to $4.13 million in the six months ended June 30, 2020. This was mainly due to an increase in new business within the political violence line of business.

●	Gross written premiums in the ports and terminals line of business increased by 7.6% from $13.1 million in the six months ended June 30, 2019 to $14.1 million in the six months ended June 30, 2020. This was primarily due to positive rate movement of 14.9% compared to the prior year period.

●	Gross written premiums in the general aviation line of business increased by 15.1% from $8.6 million in the six months ended June 30, 2019 to $9.9 million in the six months ended June 30, 2020. This was primarily due to positive rate movement of 29.5% compared to the prior year period.

Gross written premiums in the specialty short-tail segment decreased by 1.6% from $191.8 million in 2018 to $188.8 million in 2019. The slight change in gross written premiums was principally due to the following:

●	Gross written premiums in the energy line of business decreased by 11.4% from $81.4 million in 2018 to $72.1 million in, 2019. This decrease was principally due to the loss of a major account in Venezuela which could not be renewed due to sanctions imposed on the country.

●	Gross written premiums in the construction and engineering line of business increased 13.8% from $18.2 million in 2018 to $20.7 million in 2019. This was mainly due to capacity constraints in the market, which enabled IGI to increase its gross premiums written in the construction and engineering lines of business.

●	Gross written premiums in the political violence line of business decreased by 27.3% from $11.4 million in 2018 to $8.3 million in 2019. This was primarily due to negative rate movement of -1.7% compared to the prior year and a decline in new business.

●	Gross written premiums in the ports and terminals line of business increased by 17.2% from $19.1 million in 2018 to $22.4 million in 2019. This was mainly due to an increase in new business and positive rate movement of 8.9% on a comparative basis.

●	Gross written premiums in the general aviation line of business increased by 6.6% from $18.0 million in 2018 to $19.2 million in 2019. This was primarily due to positive rate movement of 36.9% compared to the prior year.

Gross written premiums in the specialty short-tail segment decreased by 3.1% from $198.0 million in 2017 to $191.8 million in 2018. This slight decrease was principally due to:

●	Gross written premiums in the energy line of business decreased 7.5% from $87.9 million in 2017 to $81.4 million in 2018. The decrease was in part due to unacceptable terms and conditions.

●	Gross written premiums in the property line of business decreased 18.4% from $53.7 million in 2017 to $43.8 million in 2018. The decrease was primarily due to the non-renewal of accounts due to unacceptable terms and conditions on both renewal and new business. Certain accounts in 2017 renewed in 2019 and not 2018 as they were written on a greater than 12-month period.

●	Gross written premiums in the construction and engineering line of business increased 75.3% from $10.4 million in 2017 to $18.2 million in 2018. The increase in gross written premiums was mainly caused by the introduction of a new business, inherent defect insurance, which is longer-tail in nature, which added $10.2 million to the overall growth in this line of business compared to the prior year.

The breakdown of gross written premiums in the specialty short-tail segment by line of business is as follows:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Short-tail
Energy	$87.9	$81.4	$72.1	$49.7	$60.8
Property	53.7	43.8	46.0	30.0	40.4
Construction & Engineering	10.4	18.2	20.7	10.0	12.8
Political Violence	9.7	11.4	8.3	4.1	4.1
Ports & Terminals	17.3	19.1	22.4	13.1	14.1
General Aviation	19.0	18.0	19.2	8.6	9.9
Total Gross Written Premiums	$198.0	$191.8	$188.8	$115.5	$142.1

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment increased by 17.8% from $45.3 million in the six months ended June 30, 2019 to $53.4 million in the six months ended June 30, 2020. This was primarily due to (i) an increase in facultative reinsurance purchases of $5.4 million in the property and energy lines of business and (ii) an increase in the quota share reinsurance premium of $3.0 million in the energy, property, engineering and ports & terminals lines of business which correspond to the increase in the gross written premiums in these lines of business in the six months ended June 30, 2020.

Reinsurance premiums ceded in the specialty short-tail segment decreased by 24% from $98.2 million in 2018 to $74.6 million in 2019. This was primarily due to (i) a decrease in quota share reinsurance premiums as result of the lower quota share cession in the general aviation and the political violence lines of business on a comparative basis and (ii) a decrease in facultative reinsurance purchases. The decline in facultative reinsurance purchases in the energy and property lines of business combined was $9.2 million.

Reinsurance premiums ceded in the specialty short-tail segment decreased 5.9% from $104.4 million in 2017 to $98.2 million in 2018. This was primarily due to a decrease in quota share reinsurance premiums as result of lower quota share cession in the general aviation and political violence lines of business compared to the prior year.

Net change in unearned premiums

Net change in unearned premiums increased from a change of $20.1 million in the six months ended June 30, 2019 to a change of $25.2 million in the six months ended June 30, 2020. The increase was due to an overall increase in net written premiums of $18.5 million in our specialty short-tail segment during the six months ended June 30, 2020 compared to the six months ended June 30, 2019. In addition, the increase in net written premium in the second quarter of 2020 as compared to the second quarter of 2019 also contributed to higher unearned premiums in the specialty short-tail segment.

Net change in unearned premiums increased from a positive change of $2.0 million in 2018 to a change of $12.8 million in 2019. The increase was due to an overall increase in net written premiums of $20.6 million in our specialty short-tail segment. The change in unearned premiums was also due to the particular seasonality of the business underwritten in our specialty short tail segment, which witnessed a greater amount of net written premium in the fourth quarter of 2019 as compared to 2018.

Net change in unearned premiums in the specialty short-tail segment closed at $2.3 million in 2017 compared to positive change of $2.0 million in 2018. This was primarily due to the overall decline in gross written premiums in the specialty short-tail segment in 2018 compared to the prior year.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased by 26.8% from $50.1 million in the six months ended June 30, 2019 to $63.5 million in the six months ended June 30, 2020.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 6% from $95.6 million in 2018 to $101.4 million in 2019.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 4.7% from $91.3 million in 2017 to $95.6 million in 2018.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 25.1% from $24.4 million in the six months ended June 30, 2019 to $30.5 million in the six months ended June 30, 2020. This was primarily due to additional IBNR of $9.3 million in the six months ended June 30, 2020 as compared to a reverse charge of $1.7 million in the six months ended June 30, 2019.

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 22.3% from $36.6 million in 2018 to $44.7 million in 2019. This was primarily due to additional IBNR of $1.0 million in 2019 compared to a release of $6.9 million in 2018.

Net claims and claim adjustment expenses in the specialty short-tail segment decreased by 39.5% from $60.5 million in 2017 to $36.6 million in 2018. This was primarily due to less attritional and catastrophe losses in 2018 as compared to 2017 which suffered net losses from major catastrophes in the fourth quarter of the year.

IGI’s overall net claims and claims expense ratio decreased by 0.7 percentage points to 48.0% for the six months ended June 30, 2020 as compared to 48.7% during the six months ended June 30, 2019.

IGI’s overall net claims and claims expense ratio increased by 6 percentage points to 44.1% for the year ended December 31, 2019 as compared to 38.2% during the year ended December 31, 2018.

IGI’s overall net claims and claims expense ratio decreased by 28 percentage points to 38.2% for the year ended December 31, 2018 as compared to 66.2% during the year ended December 31, 2017.

Claims and claims expense ratios for the specialty short-tail segment by line of business were as follows:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Specialty Short-tail
Energy	33.7%	18.0%	20.0%	7.2%	39.4%
Property	74.5%	64.4%	49.4%	78.3%	57.1
Construction and Engineering	51.3%	137.5%	81.6%	119.3%	77.3%
Political Violence	34.1%	31.0%	65.7%	67.5%	(15.8)%
Ports and Terminals	127.6%	(13.7%)	20.7%	45.7%	58.5%
General Aviation	143.5%	101.3%	84.7%	62.4%	43.3%
Total	66.2%	38.2%	44.1%	48.7%	47.6%

In the specialty short-tail segment, overall the changes in the claims and claims expense ratios were driven mainly by specific events and/or large claims rather than reserve movements.

The claims and claims expense ratios in the energy line of business were 7.2% and 39.4% in the six months ended June 30, 2019 and 2020, respectively, and 33.7%, 18.0% and 20.0% in the years ended December 31, 2017, 2018 and 2019, respectively. During the six months ended June 30, 2020, the increase in the ratio from 7.2% to 39.4% was mainly driven by an increase in net claims and claim adjustment expenses of $6.9 million, which was caused by an increase in net incurred claims with a similar base of net premiums earned compared to the prior year period. The energy line of business had a favorable experience in 2018, with the ratio decreasing to 18.0%, with $0.9 million of movement in actual net incurred claims related to 2017 and prior accident years.

The claims and claims expense ratios in the property line of business were 78.3% and 57.1% in the six months ended June 30, 2019 and 2020, respectively, and 74.5%, 64.4%, and 49.4% in the years ended December 31, 2017, 2018 and 2019, respectively. During the six months ended June 30, 2020, the decrease in the ratio from 78.3% to 57.1% was mainly driven by a significant decrease in net incurred claims on a period-over-period comparative basis. Losses in the property line of business, which increased in 2017 and 2018, were mainly driven by the 2017 catastrophe events coupled with a major risk loss in 2018. The decrease in the ratio during 2019 was driven by favorable claims movement and the low number of catastrophe events compared to prior years.

The claims and claims expense ratios in the construction and engineering line of business were 119.3% and 77.3% in the six months ended June 30, 2019 and 2020, respectively, and 51.3%, 137.5%, and 81.6% in the years ended December 31, 2017, 2018 and 2019, respectively. During the six months ended June 30, 2020, the decrease in the ratio from 119.3% to 77.3% was mainly driven by a significant decrease in net incurred claims on a period-over-period comparative basis. During 2018, the construction and engineering line of business experienced higher frequency of small attritional claims, resulting in a higher loss ratio compared to 2017 and 2019.

The claims and claims expense ratios in the political violence line of business were 67.5% and (15.8)% in the six months ended June 30, 2019 and 2020, respectively, and 34.1%, 31.0%, and 65.7% in the years ended December 31, 2017, 2018 and 2019, respectively. The increase in the ratio during 2019 was mainly driven by unfavorable development in one of the large claims related to the 2018 accident year. During the six months ended June 30, 2020, the decrease in the ratio from 67.5% to (15.8)% was mainly driven by reduced loss activity and favorable claims development in prior accident years.

The claims and claims expense ratios in the ports and terminals line of business were 45.7% and 58.5% in the six months ended June 30, 2019 and 2020, respectively, and 127.6%, (13.7%)%, and 20.7% in the years ended December 31, 2017, 2018 and 2019, respectively. The higher ratio in 2017 was mainly driven by one event and the deterioration resulting from the unusual scale of this widely reported event. In particular, the majority of the losses suffered within the ports and terminals line in 2017 were related to the insolvency of two large shipping companies which occurred during the aforementioned year resulting in claims being submitted by three of IGI’s clients involved in the leasing of shipping containers used by these shipping companies. The policies covered the assureds for not only standard property type risks but also the costs of repatriating or forwarding containers leased out to the assured’s client in the event the containers become stranded or held on the open seas or ports. These costs were extensive. IGI viewed the location of this event as a worldwide event because the relevant containers at issue were scattered over many continents. Subsequent coverage has been modified to exclude the container leasing business and has resulted in favorable experience in the line since then. The experience in 2019 continued to be favorable. During the six months ended June 30, 2020, the increase in the ratio from 45.7% to 58.8% was mainly driven by a significant increase in net incurred claims on a period-over-period comparative basis.

The claims and claims expense ratios in the general aviation line of business were 62.4% and 43.3% in the six months ended June 30, 2019 and 2020, respectively, and 143.5%, 101.3%, and 84.7% in the years ended December 31, 2017, 2018 and 2019, respectively. The general aviation line of business experienced a high frequency of losses in 2017. This was identified and addressed in 2018, resulting in improved experience and significant rate increases, which continued to be the case in 2019. During the six months ended June 30, 2020, the decrease in the ratio from 62.4% to 43.3% was mainly driven by a decrease in net incurred claims on a period-over-period comparative basis.

Policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment increased by 8.3% from $10.8 million in the six months ended June 30, 2019 to $11.7 million in the six months ended June 30, 2020. The policy acquisition expense ratio for the six months ended June 30, 2020 was 18.4% compared to 21.6% in the six months ended June 30, 2019.

Policy acquisition expenses in the specialty short-tail segment decreased by 7% from $22.8 million in 2018 to $21.2 million in 2019. The policy acquisition expense ratio for 2019 was 20.9% compared to 23.8% in 2018.

Policy acquisition expenses in the specialty short-tail segment decreased by 0.7% from $22.9 million in 2017 to $22.8 million in 2018. The policy acquisition expense ratio for 2017 was 25.1% compared to 23.8% for 2018.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Gross written premiums	$17.7	$17.8	$18.0	$10.9	$11.4
Reinsurers’ share of insurance premiums	—	—	—	—	—
Net written premiums	$17.7	$17.8	$18.0	$10.9	$11.4
Change in unearned premiums	(0.6)	(0.0)	(0.2)	(2.6)	(3.1)
Net premiums earned	$17.1	$17.8	$17.7	$8.3	$8.4
Net claims and claim adjustment expenses	(12.1)	(11.4)	(14.5)	(4.5)	(1.7)
Policy acquisition expenses	(2.6)	(3.1)	(3.0)	(1.3)	(1.4)
Net underwriting results	$2.4	$3.3	$0.2	$2.4	$5.3

Claims & claim expense ratio	70.9%	64.2%	82.0%	54.4%	20.0%
Policy acquisition expenses ratio	15.3%	17.1%	16.9%	16.2%	16.4%

Gross written premiums

Gross written premiums in the reinsurance segment increased 4.6% from $10.9 million in the six months ended June 30, 2019 to $11.4 million in the six months ended June 30, 2020.

Gross written premiums in the reinsurance segment increased 0.9% from $17.8 million in 2018 to $18.0 million in 2019.

Gross written premiums in the reinsurance segment increased 1.0% from $17.7 million in 2017 to $17.8 million in 2018.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from $2.6 million in the six months ended June 30, 2019 to $3.1 million in the six months ended June 30, 2020. The increase was due to the reinsurance portfolio for 2020 being more weighted to the second quarter of the year as compared to 2019 along with the growth in overall written premiums.

Net change in unearned premiums in the reinsurance segment increased from $0.02 million in 2018 to $0.2 million in 2019. The increase was due to the reinsurance portfolio for 2019 being more heavily weighted to the second half of the year compared to 2018.

Net change in unearned premiums in the reinsurance segment decreased by 95.4% from $0.6 million in 2017 to $0.02 million in 2018. The gross written premium in 2017 was relatively similar to that in 2018, resulting in roughly less unearned premium in 2018 compared to 2017.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 1.2% from $8.3 million in the six months ended June 30, 2019 to $8.4 million in the six months ended June 30, 2020.

As a result of the foregoing, net premiums earned in the reinsurance segment decreased 0.3% from $17.8 million in 2018 to $17.7 million in 2019.

As a result of the foregoing, net premiums earned in the reinsurance segment increased 4.2% from $17.1 million in 2017 to $17.8 million in 2018.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment decreased 62.5% from $4.5 million in the six months ended June 30, 2019 to $1.7 million in the six months ended June 30, 2020. This was primarily due to extremely favorable claims development in prior period accident years during the six months ended June 30, 2020.

Net claims and claim adjustment expenses in the reinsurance segment increased 27.3% from $11.4 million in 2018 to $14.5 million in 2019. This was primarily due to higher losses incurred in 2019 amounting to $13.0 million as compared to $9.7 million in 2018.

Net claims and claim adjustment expenses in the reinsurance segment decreased 5.6% from $12.1 million in 2017 to $11.4 million in 2018. Net claims and claim adjustment expenses decreased primarily due to fewer attritional and catastrophe losses in 2018 as compared to 2017 which suffered significant catastrophe losses.

Claims and claims expense ratios for the reinsurance segment for the six months ended June 30, 2019 and 2020, and the years ended December 31, 2017, 2018 and 2019, were as follows:

●	IGI’s net claims and claims expense ratio for the reinsurance segment decreased by 34.4 percentage points to 20.0% for the six months ended June 30, 2020 as compared to 54.4% for the six months ended June 30, 2019.

●	IGI’s net claims and claims expense ratio for the reinsurance segment increased by 17.8% percentage points to 82.0% for 2019 as compared to 64.2% for 2018. Key drivers of this are the adverse catastrophe claims related to the 2019 accident year; Hurricane Dorian, Typhoons Faxai and Hagibis.

●	IGI’s net claims and claims expense ratio for the reinsurance segment decreased by 7 percentage points to 64.2% for 2018 as compared to 70.9% for 2017.

Policy acquisition expenses

Policy acquisition expenses in the reinsurance segment increased by 7.7% from $1.3 million in the six months ended June 30, 2019 to $1.4 million in the six months ended June 30, 2020. The policy acquisition expense ratio for the six months ended June 30, 2020 was 14.1% compared to 14.6% for the six months ended June 30, 2019.

Policy acquisition expenses in the reinsurance segment decreased by 1.8% from $3.1 million 2018 to $3.0 million in 2019. The policy acquisition expense ratio for 2019 was 16.9% compared to 17.1% for 2018.

Policy acquisition expenses in the reinsurance segment increased by 16.6% from $2.6 million in 2017 to $3.1 million in 2018. The policy acquisition expense ratio for 2017 was 15.3% compared to 17.1% for 2018.

Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of June 30, 2020, we had $7.99 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements and a $0.27 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices. As of December 31, 2019, we had $8.0 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements, which reflects a slight increase from $7.3 million as of December 31, 2018. In addition, as of December 31, 2019 we had outstanding a $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.

We have historically paid regular dividends to our shareholders. In both March 2017 and August 2017, we declared a dividend of $0.04 per share, and in August 2018 IGI declared a dividend of $0.03 per share. In March 2019 and August 2019, we declared a dividend of $0.04 and $0.04 per share, respectively. In August 2020, we declared a dividend of $0.09 per share.

Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority and by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.

Capital position

We are a holding company with no direct source of operating income. We are therefore dependent on our capital raising abilities and dividend payments from our subsidiaries. The ability of our subsidiaries to distribute cash to us to pay dividends is limited by regulatory capital requirements.

Our operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled us to meet our long-term liquidity requirements. We expect that net cash from operating activities will enable us to meet our long-term liquidity requirements for at least the next 12 months.

We target a solvency ratio of more than 120% of the group capital requirement to ensure capital strength, enable opportunistic growth and support a stable dividend policy.

Cash flows

There are three main sources of cash flows for IGI: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
	($) in millions
Net cash flows (used in) from operating activities after tax	$13.0	$104.1	$21.4	$(34.6)	$(53.1)
Net cash flows used in investing activities	(1.6)	(1.2)	(1.0)	(0.7)	(0.1)
Net cash flows (used in) from financing activities	(11.5)	(19.1)	(16.5)	(10.7)	40.5
Change in cash and cash equivalent	(0.1)	83.8	3.9	(46.0)	(12.8)
Effect of foreign currency rate changes on cash and cash equivalents	1.9	(3.2)	3.8	(0.4)	(6.0)
Net change in cash and cash equivalents	$1.8	$80.6	$7.7	$(46.4)	$(18.8)

Net cash (used in) from operating activities

Net cash flows used in operating activities increased by 53% from a net cash outflow of $34.6 million in the six months ended June 30, 2019 to a net cash outflow of $53.1 million in the six months ended June 30, 2020. This increase in net cash outflow from operations mainly resulted from the purchase of investments (net of disposals) for $76.9 million during the six months ended June 30, 2020 as compared to only $15.3 million of net investments purchased during the six months ended June 30, 2019.

Net cash flows from operating activities decreased by $82.7 million from net cash inflow of $104.1 million in the twelve months ended December 31, 2018 compared to net cash inflow of $21.4 million in the twelve months ended December 31, 2019. Net cash inflow for the year ended December 31, 2019 consisted of $107.4 million generated from operations, significantly reduced by the $86 million deployment in investments, net of sale proceeds including term deposits. In the twelve months ended December 31, 2018 net cash inflow consisted of $46.1 million generated from operations accompanied by further net cash inflow of $58 million from the net sale proceeds of investments including term deposits.

Net cash flows from operating activities increased 700% from $13.0 million in the twelve months ended December 31, 2017 to $104.1 million in the twelve months ended December 31, 2018. This was primarily due to the higher cash inflow from operations mainly arising from growth in premium income which net claims pay out had a minimal increase compared to the previous year. In addition, cash inflows of $58 million were generated in 2018 from the disposal and maturity of investments including term deposits net of investment purchases.

Net cash used in investing activities

Net cash flow used in investing activities decreased from $0.7 million in the six months ended June 30, 2019 to $0.1 million in the six months ended June 30, 2020.

Net cash flow used in investing activities decreased from $1.2 million in the twelve months ended December 31, 2018 to $1.0 million in the twelve months ended December 31, 2019.

Net cash flow used in investing activities was $1.6 million in twelve months ended December 31, 2017, declining by $0.4 million to $1.2 million in the twelve months ended December 31, 2018.

Net cash (used in) from financing activities

Net cash flows from financing activities increased by 478.5% from net cash outflow of $10.7 million in the six months ended June 30, 2019 to net cash inflow of $40.5 million in the six months ended June 30, 2020. This increase in net cash inflow from financing activities was caused by the introduction of fresh capital pursuant to the business combination consummated on March 17, 2020.

Net cash flows used in financing activities declined by 13.6 % from $19.1 million in the twelve months ended December 31, 2018 to $16.5 million in the twelve months ended December 31, 2019. Cash outflow from financing activities in the twelve months ended December 31, 2019 reflected the purchase of $5 million treasury shares during the year, compared to the purchase of $15 million of treasury shares in December 31, 2018. In addition, the total dividends paid in 2019 were $10.8 million compared to $4 million in 2018.

Net cash flows used in financing activities increased by 66.0% from $11.5 million in the twelve months ended December 31, 2017 to $19.1 million in the twelve months ended December 31, 2018. Cash outflow from financing activities in 2018 represented the purchase of 7 million treasury shares and the payment of the 2018 interim dividend during 2018 whereas cash outflow from financing activities in 2017 reflected the payment of the final 2016 dividend and the 2017 interim dividend during 2017.

Ratings

In September 2019, we were upgraded by A.M. Best Company (“A.M. Best”) from “A-” (Excellent) to “A” (Excellent)/Stable. The upgrade reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders.

In 2015, S&P Global Ratings (“S&P”) upgraded our financial strength rating to “A-”/Stable. S&P reaffirmed this rating in July 2020.

Capital Requirements

We are subject to regulatory and internal management capital requirements.

BMA requirements

IGI Bermuda is regulated by the Bermuda Monetary Authority (“BMA”) and as such is subject to the BMA’s capital requirements. For purposes of IGI Bermuda’s capital requirements, the BMA considers the combination of risk bearing entities that consolidate into IGI Bermuda in addition to treating other companies in the IGI group as “investments in affiliates” and so assesses the capital and solvency of the group as a whole. IGI Bermuda holds sufficient capital adequacy and solvency margins as mandated by the statutory capital requirements of the BMA.

IGI Bermuda holds a class 3B insurance and reinsurance license which is given to large commercial insurers with net written premiums written exceeding $50 million. IGI Bermuda generated net written premiums of $160.7 million, $203.4 million and $252.1 million in 2017, 2018 and 2019, respectively.

The Bermuda Insurance Act provides that the statutory assets of a general business insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum margin of solvency (the “MSM”) which varies with the type of registration of the insurer under the Insurance Act.

For Class 3B licensed entities the MSM is the greater of:

●	$1 million;

●	for insurers with net premium income (the “NPI”) of up to $6 million, 20% of NPI, and for insurers with NPI of greater than $6 million, the aggregate of $1.2 million plus 15% of the amount by which NPI exceeds $6 million;

●	15% of the aggregate of net claims and claim expense provisions and other general business insurance reserves; or

●	25% of the ECR (as defined below) as reported at the end of the relevant year.

As such, the MSM required of IGI was $26.9 million, $25.7 million and $31.9 million in each of 2017, 2018 and 2019, respectively.

The BMA also requires Class 3B insurers to maintain an additional amount of capital equal to, or exceeding, the enhanced capital requirement (“ECR”). The ECR is equal to the higher of each insurer’s MSM or the Bermuda Solvency Capital Requirement (the “BSCR”). The BSCR is calculated based on models provided by the BMA. The ECR required of IGI Bermuda was $107.7 million, $102.7 million and $137.1 million in each of 2017, 2018 and 2019, respectively.

The BMA also established a target capital level (“TCL”) above the ECR which insurers are expected to hold at least in total equivalent to 120% of the ECR (“the Target Capital”). The TCL required of IGI Bermuda was $129.3 million, $123.3 million and $164.5 million in each of 2017, 2018 and 2019, respectively.

IGI Bermuda’s audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements by 251%, 287% and 243% in 2017, 2018 and 2019, respectively:

	Year ended December 31,
($) in millions	2017	2018	2019
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	$26.9	$25.7	$31.9
Enhanced Capital Requirement (ECR)	107.7	102.7	137.1
Target Capital Level (TCL)	129.3	123.3	164.5

IGI Bermuda’s statutory capital and surplus	$270.8	$295.0	$334
Bermuda Solvency Capital Requirement Ratio	251%	287%	243%

PRA requirements

IGI UK is subject to regulation by the UK Financial Conduct Authority (the “FCA”) and the UK Prudential Regulatory Authority (the “PRA”). The Solvency Capital Requirement (“SCR”) for IGI UK is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

The Solvency II measure of available capital (“Own Funds”) uses IFRS shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under Solvency II. The primary adjustments reflect the fact that Solvency II is based on the principle of an economic balance sheet – outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the Solvency II and IFRS bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).

The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year year period, with a minimum of €3.7 million. IGI UK has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

IGI has assessed the appropriateness of the Standard Formula on both a qualitative and quantitative basis and considers it to provide an appropriate fit to the Company’s business and risk profile.

Specifically, the assessment confirms that the Standard Formula:

●	captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

●	is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

●	has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

●	is applied with no consideration for the risk absorbing effect of technical provisions and deferred taxes resulting in an SCR requirement that is more prudent.

The Standard Formula SCR and associated Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results reported in full to the Audit, Risk and Compliance Committee of the UK Board in addition to being communicated to the IGI Bermuda and IGI Holdings Boards.

The adequacy of the Company’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 38% and 22% in 2017 and 2018, respectively. IGI UK’s financial statements for the year ended December 31, 2019 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 64%.

Contractual Obligations

IGI has entered into leases for its offices in the United Kingdom and the United Arab Emirates, with lease terms between three and five years.

As December 31, 2019, maturities of our lease payment liabilities were as follows:

As of December 31,
2019
($) in millions
Within one year	$0.6
After one year but not more than three years	0.5
After three years but not more than five years	0.4
More than five years	0.2
Total operating lease payments	1.7
Less: imputed interest	0.1
Total	$1.6

Future minimum rentals payable under non-cancellable operating leases under previous lease standard (IAS 17) as of December 31 were as follows:

	As of December 31,
	2017	2018
	($) in millions
Within one year	$0.5	$0.6
After one year but not more than three years	1.1	1.1
After three years but not more than five years	—	0.3
More than five years	—	—
Total	$1.6	$2.0

We have contractual obligations to pay claims under insurance and reinsurance contracts for specified loss events under those contracts. Such loss payments represent our most significant future payment obligations. Unlike other contractual obligations, payments are not determinable from the terms specified within the contract. For example, a payment will only be made if an insured loss under the contract occurs, and if a payment is to be made, the amount and timing of such payment cannot be determined from the contract.

	Less than one year	More than one year	Total
	($) in millions
2019
Gross outstanding claims	$172.3	$240.8	$413.1
Other liabilities(1)	13.8	1.1	14.9
Insurance payables(2)	53.5	-	53.5
Liabilities	$239.6	$241.9	$481.5

2018
Gross outstanding claims	$166.1	$218.3	$384.4
Other liabilities(1)	8.3	—	8.3
Insurance payables(2)	33.0	—	33.0
Liabilities	$207.4	$218.3	$425.7

2017
Gross outstanding claims	$179.0	$204.3	$383.2
Other liabilities(1)	7.1	—	7.1
Insurance payables(2)	34.0	—	34.0
Liabilities	$220.0	$204.3	$424.3

(1)	Other liabilities includes (1) accrued expenses of $7.2 million as of December 31, 2019, 5.9 million as of December 31, 2018 and $4.4 million as of December 31, 2017, (2) accounts payable of $1.7 million as of December 31, 2019, $2.4 million as of December 31, 2018,and $2.7 million as of December 31, 2017, (3) a listing related cost payable of $3.7 million as of December 31, 2019, (4) lease liability of $1.6 million as of December 31, 2019 and (5) corporate tax payable of $0.7 million as of December 31, 2019.

(2)	Insurance payables includes (1) amounts due to reinsurers in respect of ceded premiums of $50.9 million as of December 31, 2019, $32.8 million as of December 31, 2018 and $34.0 million as of December 31, 2017 and (2) payables due to insurance companies and intermediaries of $2.6 million as of December 31, 2019, $0.2 million as of December 31, 2018 and $0.7 million as of December 31, 2017.

Investments

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy has historically been established by our investment team and has historically been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures at the 1 in 100 year threshold to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

We manage most of our investment portfolio in-house, with the exception of approximately $33 million which is managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee of the board of directors and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2019 and December 31, 2018 was as follows:

	Fair Value
Asset Description	December 31, 2018	December 31, 2019
	($) in millions
Fixed income securities*	$165.6	$211.5
Fixed and call deposits*	150.6	250.8
Cash at banks and held with investment managers*	109.4	61.4
Equities	26.9	34.0
Real estate	44.1	38.8
Alternative funds	8.4	8.2
Total	$505.1	$604.7

*	Out of the total fixed income securities balance, $3.5 million and $3.0 million as of December 31, 2018 and 2019, respectively, represents debt securities measured at amortized cost. In addition, the cash and short-term deposits are carried at amortized cost which approximate the fair value.

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2019:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	$45.0	—	$45.0
AA+	4.6	—	4.6
AA	10.5	—	10.5
AA-	11.8	—	11.8
A+	19.9	—	19.9
A	34.4	—	34.4
A-	41.4	—	41.4
BBB+	16.0	—	16.0
BBB	15.9	—	15.9
BBB-	7.3	—	7.3
BB+	—	—	—
BB	—	—	—
BB-	0.2	—	0.2
Not Rated	1.5	3.0	4.5
Total	$208.5	$3.7	$211.5

The following table summarizes our investment results as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	($) in millions, unless otherwise specified
Average investments, at cost(1)	$396.9	$407.8	$418.3
Net investment income(2)	13.6	9.4	13.0
Percent earned on average investments(1)	3.4%	2.3%	3.1%
Net realized (gains)/losses on investments(3)	(3.1)	(1.3)	(1.0)
Change in unrealized investment (gains)/losses(4)	(0.1)	0.9	(1.6)
Fair value (gains)/loss on investment property	—	(0.1)	0.3
Total investment income, net(5)	10.3	9.1	10.7
Investment yield(6)	2.6%	2.2%	2.6%

(1)	Includes investments, investment properties, investments in associates, cash and cash equivalents (representing deposits of original maturities of three months or less) and deposits with original maturities of more than three months.

(2)	Net investment income is comprised of income from interest, dividends, gains and losses from investments and investment properties, change in the unrealized investment gains/losses, fair value gains/losses on investment property, share of profit from associate companies in the business of commercial leasing, impairments and expected credit losses on investments and investment custodian fees and other investment expenses.

(3)	Net realized gains and losses on investments is comprised of net gains and losses on the sale of available for sale investments, realized gains and losses on sale of bonds at fair value through other comprehensive income, fair value changes of held for trading investments.

(4)	Unrealized gains/(losses) on investments includes unrealized losses on revaluation of financial assets at fair value through a profit and loss account and the fair value changes of held for trading investments.

(5)	Total investment income, net is Net investment income plus Share of profit or loss from associates, minus net realized gains/(losses) on investments, minus unrealized gains/(losses) on investments.

(6)	Total investment income, net divided by average investments.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31,
	2017	2018	2019
Barclays U.S. Aggregate Bond Index	3.0%	3.0%	3.2%
S&P 500® Index (dividend return)	2.4%	2.4%	2.6%

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2019 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2019
	Cost	Carrying Value
	($) in millions
2020	$59.0	$59.2
2021	98.4	98.9
2022	33.3	33.8
2023	11.3	11.4
2024	4.0	4.1
2025	0.9	0.9
2029*	3.4	3.3
Total	$210.3	$211.6

*	There are no investments with contractual maturities of 2026, 2027 or 2028.

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. For example, our reinsurance purchases include the following:

●	Property reinsurance treaties — We purchase property reinsurance to reduce our exposure to large individual property losses and catastrophe events. Following is a summary of significant property reinsurance treaties in effect as of July 1, 2020: Our property per risk reinsurance generally covers losses between an average entry point in excess of $8.1 million up to $35.0 million PML. PML error is purchased beyond this limit for a further $45.0 million. Our catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $9.25 million.

●	Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses. A significant treaty in effect as of January 1, 2020 provides protection for losses of $7.5 million in excess of $2.5 million, of which we place 85%, with the remaining 15% of co-insurance.

●	Facultative reinsurance — We also purchase facultative reinsurance on certain individual policies or risks below the treaty to reduce net liabilities.

●	Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

Our reinsurance strategy is generally driven by our objective to maximize risk adjusted returns and informed by our capital position and cost of reinsurance coverage. We buy property reinsurance to reduce exposure to large individual property losses and catastrophe events. We buy casualty reinsurance to reduce exposure to large liability losses. We purchase facultative and other reinsurance to balance our book of business and optimize our returns. We monitor the reinsurance market closely and at times will cede a greater proportion of our premiums if the availability and cost of reinsurance improves the overall risk and profitability profile of our business. Conversely, when the reinsurance markets are less attractive, we will seek to retain a greater portion of the premiums we write. Our reinsurance purchasing strategy impacts our financial results as our net premiums may increase or decrease depending on our reinsurance program.

We buy most of our casualty reinsurance on a “risks attaching” basis. Under risks attaching treaties, all claims from policies incepting during the year of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If we are unable to renew or replace our existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, we could revise our underwriting strategy for new business to reflect the absence of reinsurance protection. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the year are covered. If we are unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, and therefore we would seek to purchase run-off coverage.

Reinsurance Recoverables

At December 31, 2019, approximately 94% of IGI’s reinsurance recoverables on unpaid losses (not including ceded unearned premiums) of $176.2 million were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 7.3% of total shareholders’ equity available to IGI at December 31, 2019.

The following table shows our top 5 reinsurers as of December 31, 2019, their credit rating as of December 31, 2019, and the reinsurance recoverable from such reinsurers as of both December 31, 2019 and December 31, 2018 (dollars in millions):

Reinsurer	Rating	Reinsurance Recoverable at December 31, 2018	Reinsurance Recoverable at December 31, 2019
Hannover Ruckversicherungs – AG	A+	$22.7	$22.9
Argo Re – Bermuda	A	16.0	15.7
General Ins Co of India – India	A-	14.7	15.1
AIG Europe Ltd – UK	A	13.1	13.0
Ironshore Europe Ltd – Ireland	A	7.8	7.0
Total		$74.3	$73.7

Reserves

To recognize liabilities for unpaid losses,3 both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

●	At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.

●	It may not be clear whether the circumstances of a loss are covered.

●	If a legal decision is required to resolve coverage this may take many years.

●	The actions the insured takes to remediate the loss may affect the eventual loss amount (favorably or unfavorably).

●	The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken many not be known for some time and may be subject to change.

●	It may be many years before the occurrence of a loss becomes known.

●	Where claims take a long time to settle new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

●	losses incurred but not reported to the insurer (“pure IBNR”);

●	potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

●	the estimated expenses of settling claims, both:

●	Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

●	Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function)

The timing of our results depends in large part on the extent to which the development and settlement of claims and reinsurance recoveries are consistent with the assumptions used to establish reserves. If expectations for and/or the actual cost of settlement increase or the timing of reporting and/or settlement changes, then we face the risk that the reserves in our financial statements may be inadequate and need to be increased. In this event an increase in reserves would cause a reduction in our profitability and could result in operating losses and a reduction of capital.

[3]	For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

The Reserving Committee

The reserving committee is responsible to the board of directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. The committee includes members of senior management who represent the underwriting, claims, outward reinsurance and finance departments. The committee meets quarterly and agrees the recommended carried reserve for each product line. Key inputs to the committee include but are not limited to the quarterly actuarial reserve review, presented by the Group Chief Actuary, and discussions with the heads of claims, reinsurance and underwriting. The committee also considers findings of external actuarial reviews.

External (independent) Actuarial Review

Independent reviews of IGI’s reserves have been undertaken by a third-party actuarial consultancy since 2009. At present these reviews are undertaken every six months.

We undertake statutory submissions to the Bermuda Monetary Authority. An actuarial opinion is required to support the annual return. This opinion and the actuarial review of reserves supporting this opinion is undertaken by an independent, ‘big four’ actuarial consultant.

Actuarial Review

In preparation for the recommendations to the reserving committee, our actuarial team undertakes a review of the reserves each quarter using a range of widely accepted actuarial methodologies and additional approaches as appropriate. The reserving process utilizes proprietary and commercially available actuarial models. Our experience is augmented by comparison to industry loss development patterns and other information.

Reserves are not an exact calculation of liability, but rather are estimates of the expected cost of settling claims. This process relies on the assumption that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for projecting future claims development. The estimates are based on actuarial and statistical projections of facts and circumstances known at the time of the review, estimates of trends in claim frequency, severity and other variable factors, including new bases of liability and general economic conditions. These variables can be affected by many factors, including internal and external events, such as changes in claims handling procedures, economic inflation, foreign currency movements, legal trends, legislative decisions and changes and the recognition of new sources of claims.

Potentially, claims may emerge, particularly claims arising from changes in the legal and regulatory environment, the type or magnitude of which we are unable to predict.

Reserves for inward reinsurance may be subject to greater uncertainty than for insurance primarily because, as a reinsurer, we rely on (i) the original underwriting decisions made by ceding companies and (ii) information and data provided by the ceding companies. As a result, we are subject to the risk that our ceding companies may not have adequately evaluated the risks reinsured by us and the premiums ceded may not adequately compensate us for the risks we assume. In addition, reinsurance reserves may be less reliable than insurance reserves because of the greater scope of losses underlying reinsurance claims, limitations on information provided and the generally longer lapse of time from the occurrence of the event to the reporting of the loss to the reinsurer and its settlement.

The estimation of adequate reserves is more difficult and thus more uncertain for claims arising from “long-tail” policies, under which claims may not be paid until substantially beyond the end of the policy term. The estimation of such liabilities is subject to many complex variables, including the current legal environment, specific settlements that may be used as precedents to settle future claims, assumptions regarding trends with respect to claim frequency and severity, issues of coverage and the ability to locate defendants. Additional uncertainty also arises from the relative lack of development history which also limits the scope of experience on which estimates are based. This is partially mitigated by the use and monitoring against market benchmarks.

While every effort is made to ensure we are reserved appropriately, changes in trends and other factors underlying our reserve estimates could result in our reserves being inadequate. Because setting reserves is inherently uncertain, we cannot provide assurance that our current reserves will prove adequate considering subsequent events. If our loss reserves are determined to be inadequate, we will be required to increase our reserves at the time with a corresponding reduction in our net income for that year. Such adjustments could have a material adverse effect on our results and our financial condition.

Actuarial Methodologies

The main methodologies used to project claims to ultimate include resolution but are not limited to:

Chain Ladder Method: Using a development triangle4 of cumulative claims amounts, a set of incremental development factors are calculated. The development factor is equal to the ratio of the cumulative claims at each development period to that at the previous development period. These development factors are then applied to the most recent data point in the triangle to project the current claims to ultimate resolution.

In selecting appropriate development factors, a number of important considerations are made which require actuarial judgement. These include, but are not limited to, the following general principles:

●	Periods of larger claims volume and more mature development provide more credibility and should be given a larger weighting.

●	Typical claims development would generally expect to show a smooth and monotonically decreasing incremental pattern from period to period.

●	Trends of the individual factors within each development, origin period and calendar year within the triangle are evaluated.

●	The relevance of historical experience from older accident years used in projecting the future development of more recent accident years must be considered given changes in the mix of business, claims settlement processes, reinsurance protections and claims inflation within a class of business over time.

●	Whether claims development is expected to continue beyond the period over which we have historic data available must be considered.

Where the credibility of the experience is considered insufficient to enable the selection of development factors thought to be representative of future claims development, a relevant market benchmark pattern may be considered, where available. Such patterns could be drawn from published industry information (e.g. LMA Lloyd’s triangles, ABI or broker industry sector studies) and/or the actuary’s own wider market experience. They would then be adjusted as far as is practicably possible and proportionate to the materiality of the business to capture known and expected differences in the development characteristics between the benchmark and class of business modelled.

Initial Expected Loss Ratio (“IELR”) Method: This method estimates ultimate claims for each line of business and origin period to be equal to an IELR multiplied by the expected ultimate premium. The unpaid (IBNR) claims is the difference between these estimates and the current paid (or case reported) claims.

The IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components:

●	Small Losses (individual losses below a specified threshold);

●	Large Risk Losses (risk losses greater than a specified threshold);

●	Modelled Catastrophe Losses (losses arising from perils in countries modelled by our natural catastrophe modelling software, currently RMS); and

●	Non-Modelled Losses.

The modelling process first considers the IELRs gross of outward reinsurance and then derives the anticipated outward reinsurance recoveries resulting from the gross assumptions. The reinsurance program is modelled within a capital modelling package (currently Reynolds Porter Chamberlain’s Tyche).

[4]	Development triangle means values (in this case, cumulative paid or case reported claims) organized by year of origin (typically the applicable accident year) and development period (typically the number of quarters since the commencement of the original period).

The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This restatement involves:

●	For premiums: Estimating the premium that would be charged for the same group of risks (to the extent that sufficient information and time allows this will consider real rate changes, changes in the mix of business, line sizes, attachment points and limits).

●	For claims: Modifying past claims amounts for claims inflation, changes in coverage, line size and limits (to the extent that sufficient information and time allows this will consider claims inflation, changes in the mix of business, line sizes, attachment points and limits).

With the exception of Modelled Losses, an IELR is selected using a credibility-weighted average of the as-if’d, trended and developed loss ratios. The IELR for Modelled Losses are taken as being equal to a judgmental average of the loss ratio derived from the Average Annual Loss (“AAL”), from IGI’s Natural Catastrophe model, and the as-if’d, trended and developed loss ratios for Modelled business experienced historically.

Bornhuetter-Ferguson (“BF”) method: This method is a blend of the Chain Ladder and IELR methods. Estimates can be made based on both paid claims and case reported claims.

●	For paid claims: The BF paid estimate is equal to the paid claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unpaid (derived from the paid claims Chain Ladder Method).

●	For case reported claims: The BF case reported estimate is equal to the case reported claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unreported (derived from the case reported claims Chain Ladder Method).

Other Methodologies: Additional exposure-based methodologies may be used where enough information is available and the materiality of the business, claims or the potential exposures involved are not adequately captured in a development triangle. Examples include:

●	large exposures to known natural catastrophes (such as hurricanes, earthquakes and flood);

●	large exposures to specific risk losses; and

●	long-tailed low frequency, high severity classes.

Reserve for Unallocated Loss Adjustment Expenses (“ULAE”)

ULAE amounts are expenses arising from administering claims that are not directly attributable to individual claims. These include claims department salaries, an apportionment of the utilities, computer depreciation, office buildings depreciation, IT software expenses and investment expenses (Solvency II only) and the outward reinsurance department salaries. IGI expresses ULAE as a percentage of the gross unpaid reserves (case estimates and IBNR). IGI estimates ULAE reserves using methods that include but are not limited to:

●	Claims staffing Method: This methodology assumes that the ULAE expenditures track in proportion with the number of claims processed, by way of:

●	New claims reported during each calendar year.

●	Claims remaining open at the end of each calendar year.

●	Claims closed during each calendar year.

●	Paid-to-Paid ratio: This method assumes that the historic ratio of ULAE to claims paid is consistent and that future ULAE is proportional to the unpaid claims.

●	The Kittle Ratio: This method is similar to the Paid-to-Paid method, but assumes that future ULAE is proportional to the value of claims reported and claims settled.

Ceded Reinsurance and Net IBNR

The outward reinsurance department determines outward reinsurance recoveries arising on case reported claims each month end by the application of the outwards program.

Reserves for outward reinsurance recoveries on estimated IBNR claims are determined by the application of reinsurance recovery (“RI”) ratios to the estimated gross IBNRs. This process is undertaken by line of business and by year. The derivation of the RI ratio considers each type of reinsurance (Facultative, Proportional Treaty and Excess of Loss Treaty) separately. Broadly speaking, estimates of the RI ratio develops over time, commencing at the business plan assumption (for each reinsurance type) and ending-up as the ratios experienced. Between these times, an approximate subdivision of IBNR is made between pure IBNR and IBNER. The RI ratio applicable to pure IBNR being the business plan assumption and to the IBNER being a judgmental selection based on the ratio currently experienced.

Reserving Results & Development

As paid and incurred claims experience develop, our reserves are adjusted depending on how the actual development compares to that expected. This forms part of the regular reserving process, with the adequacy of reserves reviewed on a quarterly basis. If the claims experience is positive relative to expectations, the excess reserve is released in the year under review. Conversely, reserve deficiencies result in a negative charge to the current year profits.

The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2017 to 2019 and the six months ended June 30, 2020, and demonstrates the reserve surplus and deficiencies recognized over this period.

IGI Booked Reserves	Year ended December 31,			Six months ended June 30,
($) in millions	2017	2018	2019	2020
Net outstanding claims at beginning of period	$192.1	$196.6	$196.8	$236.8
Net provision for claims and claims expenses:
Claims occurring during the current period	110.3	94.3	124.4	75.5
Provided during the period related to prior accident years	(23.4)	(9.0)	(6.3)	(11.2)
Total	$279.0	$281.2	$314.9	$301.1
Net payments for claims:
Current period	19.3	19.6	15.5	1.1
Prior years	63.1	65.5	62.6	34.2
Total	$82.4	$85.1	$78.1	$35.3
Gross Case Reserves, IBNR and ULAE	383.2	384.4	413.0	441.4
Ceded Case Reserves, IBNR & ULAE	(186.6)	(187.6)	(176.2)	(175.6)
Provided during the period related to prior Net outstanding claims	$196.6	$196.8	$236.8	$265.8

The following table sets out our claims reserving provisions including ULAE as of December 31, 2019 and as of June 30, 2020:

Change in Case Reserves, IBNR and ULAE
($) in millions	As of December 31, 2019	As of June 30, 2020	Difference
Gross Reported Case reserve	$292.7	$290.8	$(1.9)
Reinsurance Reported Case Reserve	163.2	152.5	(10.7)
Net Reported Case Reserve	129.5	138.3	8.8
Net IBNR Reserves & ULAE	107.3	127.6	20.3
Net outstanding claims	$236.8	$265.9	29.1

The following table sets out our claims reserving provisions including ULAE as of December 31, 2018 and as of December 31, 2019:

Change in Case Reserves, IBNR and ULAE
($) in millions	As of December 31, 2018	As of December 31, 2019	Difference
Gross Reported Case reserve	$285.8	$292.7	$6.9
Reinsurance Reported Case Reserve	170.1	163.2	(6.9)
Net Reported Case Reserve	115.7	129.5	13.8
Net IBNR Reserves & ULAE	81.2	107.3	26.1
Net outstanding claims	$196.8	$236.8	$40.0

During the year ended December 31, 2017, net ultimate losses for the accident year 2016 and prior years decreased by $23.4 million. This decrease reflected an increase of incurred claims of $19.1 million and a reduction in IBNR of $42.5 million. With the exception of the inward reinsurance, political violence and general aviation lines of business, this positive result was due to favorable experience across each of IGI’s lines of business. The decrease in ultimate claims was mainly driven by IGI’s energy lines of business which experienced improvements across major claims and relatively low claims frequency. Estimates of ultimate claims for the inward reinsurance line of business increased by $3.9 million, driven mainly by a high frequency of small claims. Ultimate claims in the political violence line of business increased by $0.6 million mainly related to the 2016 accident year, driven by two large claims. Because of the increased frequency of losses and problems associated with accessing the sites affected to estimate loss severity, IGI refocused its underwriting on territories which could generate a more stable level of risk-adjusted profitability. Estimates of ultimate claims for the general aviation line of business increased by $0.9 million mainly due to the higher frequency of claims.

During the year ended December 31, 2018, net ultimate losses for accident year 2017 and prior years decreased by $9.0 million. This decrease reflected an increase of incurred claims of $33.4 million and a reduction in IBNR of $42.4 million. With the exception of the property, casualty and inward reinsurance lines of business, this positive result was due to favorable experience across each of IGI’s lines of business. Estimates of ultimate claims for the property line of business increased by $0.7 million mainly due to a $4 million increase related to the 2017 catastrophes (Hurricane Maria and two Mexican earthquakes). Estimates of ultimate claims for IGI’s casualty line of business increased by $1.1 million, mainly related to one claim from the 2014 accident year and a combination of one large claim and other smaller claims from the 2017 accident year. Ultimate claims in the inward reinsurance line of business increased by $1.8 million, mainly related to the 2017 accident year where a number of relatively large claims were reported later than expected.

During the year ended December 31, 2019, net ultimate losses for accident year 2018 and prior years decreased by $6.3 million. This decrease reflected an increase of incurred claims of $37.1 million and a reduction in IBNR of $43.4 million. The decrease was driven by favorable movement mainly in the energy, marine ports & terminals and financial institutions lines of businesses. During this period, IGI experienced an increase in case estimates (i.e. adverse movement) in the property, casualty and political violence lines of business. Ultimate claims for property increased by $4.1 million, mainly driven by two late reported bordereaux claims, increase in the net amount incurred for Hurricane Michael in the amount of $0.8 million and one large claim from the 2018 accident year. Estimates for ultimate claims increased for IGI’s casualty line of business in the amount of $1.5 million, mainly driven by the deterioration across three large claims in the 2018 accident year. Ultimate claims for political violence increased by $1.7 million mainly related to one large claim from the 2018 accident year.

During the six months ended June 30, 2020, net ultimate losses increased by $75.5 million for accident year 2020 and decreased by $11.2 million for 2019 and prior accident years. The decrease was driven by the reinsurance, financial institutions and energy lines of business where the net ultimate losses decreased by $4.2 million, $2.6 million and $1.9 million, respectively. For the reinsurance line of business, claims movement was better than expected due to the improvement in claims spread across different accident years in the amount of $3.3 million. For the financial institutions and energy lines of business the experience has been better than expected.

As of December 31, 2017, 2018 and 2019, and June 30, 2020, IGI had $72.0 million, $81.2 million, $107.3 million and $127.6 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Reserve releases/strengthening

Best Estimate: IGI’s actuarial recommended reserve is a “best estimate” of the outstanding (unpaid) claims liabilities (the Actuarial Best Estimate). This is intended to represent the mathematical expected value of the distribution of reasonably foreseeable outcomes of the unpaid liabilities. The best estimate does not knowingly contain any prudence or bias in either direction. While the estimates are likely to change as future experience emerges, any changes would only arise as a result of experience being better or worse than current expectations, or from changes in our view of the market. These changes will not be as a result of gradual release of implicit or explicit margins as our results contain no margins.

Booked Reserves: The reserving committee is responsible to the board of directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. Key inputs to the committee include but are not limited to the quarterly Actuarial Reserve Review, presented by the Group Chief Actuary, discussions with the heads of claims, reinsurance and underwriting and findings of external actuarial reviews. The book reserves may differ from the actuarial best estimate.

Time value of money: As of the date of hereof, the reserves (determined under IFRS 4) make no explicit allowance for the time value of money (i.e. reserves are not discounted).

Reserve Strengthening/Reserving Release: Reserve strengthening is the term used when the reserves established previously are no longer considered sufficient and are increased. The reserve strengthening will give rise to a charge against profits during that reporting year, reducing the profit for that year, possibly giving rise to an overall loss. Reserve release has the opposite effect.

The table below indicates that during each of the years ended December 31, 2017, 2018 and 2019, IGI has recorded reserving releases (item (C).

Increases in Reserves/Decreases in Reserves: The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:

●	An increase in the volume of business written;

●	A change in the mix of business written toward business that takes a longer period to settle;

●	Incidence of large risk or natural catastrophes; and

●	Reserve strengthening.

As of December 31, 2017, 2018 and 2019, and June 30, 2020, IGI had $72.0 million, $81.2 million, $107.3 million and $127.6 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE	Year ended December 31,			Six months ended June 30,
($) in millions	2017	2018	2019	2020
Carrying Balance of IBNR Reserves in Balance Sheet Beginning Balance (A)	$70.6	$72.0	$81.2	$107.3
Subsequent Movement in Following Financial year:
IBNR Reserves Moved to Incurred Reserves (B)	(19.1)	(33.4)	(37.1)	(26.5)
IBNR Reserves Strengthening/Release pertaining to prior years (C)	(23.4)	(9.0)	(6.3)	(11.2)
IBNR Reserves Added For New Accident Year (D)	43.9	51.6	69.5	58.0
Net Charge to P/L (B+C+D)= (F)	$1.4	$9.2	$26.1	$20.3
Carrying Balance of IBNR Reserves in Balance Sheet Ending Balance (A+F)	$72.0	$81.2	$107.3	$127.6

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2009	$63.3	$52.1	$46.9	$48.9	$48.7	$48.3	$48.3	$48.2	$48.7	$49.4	$49.4	$97.3
2010	71.4	63.5	62.0	58.9	58.2	60.1	58.6	58.7	58.5	58.6		97.7
2011	76.2	60.6	59.6	60.7	62.3	59.8	60.3	58.1	57.3			119.3
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	71.6				148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6					180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8						189.5
2015	92.9	87.0	79.8	75.3	73.1							155.8
2016	98.8	94.1	90.1	85.4								157.9
2017	110.3	117.2	116.4									146.7
2018	94.3	105.0										183.3
2019	124.4											215.5
2020	75.5											136.2

For additional information about our reserves and reserves development, see Note 7 to IGI’s consolidated financial statements as of and for the year ended December 31, 2019.

Research and Development

We had no significant research and development policies or activities for the years ended December 31, 2017, 2018 and 2019.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us. We have no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Effects of Inflation

Inflation may have a material effect on our consolidated results of operations by its effect on interest rates and on the cost of settling claims. The potential exists after a catastrophe or other large property loss, such as the hurricanes in 2017, for the development of inflationary pressures in a local economy as the demand for services, such as construction, typically surges. The cost of settling claims may also be increased by global commodity price inflation. We take both these factors into account when setting reserves for any events where we think they may be material.

Our calculation of reserves for net claims and claim adjustment expenses in respect of casualty business includes assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in earnings. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled.

In addition to general price inflation, we are exposed to a persisting long-term upwards trend in the cost of judicial awards for damages. We take this into account in our pricing and reserving of casualty business. We also take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. If inflation, interest rates and bond yields increase, this would result in a decrease in the market value of certain of our fixed interest investments.

Market Sensitive Instruments and Risk Management

Insurance risk

Insurance risk includes the risks of inappropriate underwriting, ineffective management of underwriting, inadequate controls over exposure management in relation to catastrophic events and insufficient reserves for losses including claims incurred but not reported.

To manage this risk, our underwriting function is conducted in accordance with a number of technical analytical protocols which include defined underwriting authorities, guidelines by class of business, rate monitoring and underwriting peer reviews. The risk is further protected by reinsurance programs which respond to various arrays of loss probabilities.

We have in place effective exposure management systems. Aggregate exposure is modelled and tested against different stress scenarios to ensure adherence to our overall risk appetite and alignment with reinsurance programs and underwriting strategies.

The appropriateness of the company’s reinsurance protections is tested against a series of stochastically modelled aggregate loss scenarios to consider the probability of both vertical and horizontal exhaustion against the company’s ability to absorb stress losses within its available capital on both a prospective and retrospective basis.

Loss reserve estimates are inherently uncertain. Reserves for unpaid losses are the largest single component of our liabilities. Actual losses that differ from the provisions, or revisions in the estimates, can have a material impact on future earnings and the statement of financial position. We have an in-house experienced actuarial function reviewing and monitoring the reserving policy and its implementation at quarterly intervals. They work closely with the underwriting and claims team to ensure an understanding of our exposure and loss experience. In addition, we receive external independent analysis of our reserve requirements on an annual basis.

In order to minimize financial exposure arising from large claims, in the normal course of business, we enter into contracts with other parties for reinsurance purposes. Such reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. A significant portion of the reinsurance is affected under treaty, facultative and excess-of-loss reinsurance contracts.

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as of December 31, 2019 and 2018.

In selecting the volatility factors, we have illustrated the sensitivity of the net claims to a standard variation in the gross outstanding claims. The choices of variation (7.5% and 5%) are illustrative but are consistent with what we would consider representative of a reasonable potential for variation. The illustrated variations do not represent limits of the potential variation and actual variation could significantly vary from the illustrated values.

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%
2019	7.5%	$30,978,898	$(30,978,898)	$18.541,702	$(18,539,427)	$(18.541,702)	$18,539,427
2019	5%	20,652,599	(20,652,599)	12,361,514	(12,359,238)	(12,361,514)	12,359,238
2018	7.5%	28,828,488	(28,828,488)	15,297,751	(15,295,476)	(15,297,751)	15,295,476
2018	5.0%	19,218,992	(19,218,992)	10,198,880	(10,196,605)	(10,198,880)	10,196,605

Financial risk

Our principal financial instruments are financial assets at fair value through OCI, financial assets at fair value through profit or loss, financial assets at amortized cost, receivables arising from insurance, investments in associates, investment properties and reinsurance contracts and cash and cash equivalents. We do not enter into derivative transactions.

The main risks arising from our financial instruments are interest rate risk, foreign currency risk, credit risk, market price risk and liquidity risk. Our board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future profitability or the fair values of financial instruments. We are exposed to interest rate risk on certain of our investments and cash and cash equivalents. We limit interest rate risk by monitoring changes in interest rates in the currencies in which our cash and interest bearing investments and borrowings are denominated.

Details of maturities of the major classes of our financial assets as of December 31, 2019 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non-interest bearing items	Total	Effective interest rate on interest bearing assets
	($) in millions					%
Financial assets at FVTP	-	-	-	-	21.8	-
Financial assets at FVOCI	55.7	-	4.2	20.4	228.9	2.86
Financial assets at amortized cost	3.0	-	-	-	3.0	5.83
Cash and cash equivalents and term deposits	312.3	-	-	-	312.2	1.89
Total	370.9	148.7	4.2	42.2	565.9

The following table demonstrates the sensitivity of our income statement to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of our income statement is the effect of the assumed changes in interest rates on our profit for the year, based on the floating rate financial assets and financial liabilities held at December 31.

Increase/decrease in basis points	Effect on profit for the year ($)
2019
–25 basis points	$(889,848)
–50 basis points	$(1,779,697)

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.

We are exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than our functional currency. The currencies in which these transactions are primarily denominated are Sterling (GBP) and Euro (EUR). As a significant portion of our transactions are denominated in U.S. dollars, this reduces currency risk. Intra-group transactions are primarily denominated in U.S. dollars.

Part of our monetary assets and liabilities are denominated in a currency other than our functional currency and are subject to risks associated with currency exchange fluctuation. We reduce some of this currency exposure by maintaining some of our bank balances in foreign currencies in which some of our insurance payables are denominated.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollars exchange rate, with all other variables held constant, of IGI’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Changes in currency rate to U.S. dollars %	Effect on profit before tax $
2019
EUR	+5	387,893
GBP	+5	4,294,764

2018
EUR	+5	65,440
GBP	+5	1,857,406

The effect of decreases in exchange rates are expected to be equal and opposite to the effects of the increases shown.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk primarily from unpaid insurance receivables and fixed income instruments. We have in place credit appraisal policies and procedures for inward business, and receivables from insurance transactions are monitored on an ongoing basis to restrict our exposure to doubtful debts.

We have in place security standards applicable to all reinsurance purchases and monitors the financial status of all reinsurance debtors at regular intervals.

Our portfolio of fixed income investments is managed by our investments team in accordance with the investment policy established by our board of directors which has various credit standards for investment in fixed income securities. Reinsurance and fixed income investments are monitored for the occurrence of a downgrade or other changes that might cause them to fall below our security standards. If this occurs, management takes appropriate action to mitigate any loss to us.

Our bank balances are maintained with a range of international and local banks in accordance with limits set by our board of directors. There are no significant concentrations of credit risk within the Company.

The table below provides information regarding our credit risk exposure by classifying assets according to the credit rating of our counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
2019	($) in millions
FVOCI – debts securities	$207.0	$1.5	$-	$208.5
Financial Assets at amortized cost	-	2.0	1.0	3.0
Insurance receivables	-	65.8	47.1	113.0
Reinsurance share of outstanding claims	175.4	0.8	-	176.2
Deferred excess of loss premiums	-	15.2	-	15.2
Cash, bank balances and term deposits	248.1	64.2	-	312.2
Total	$630.5	$149.4	$48.1	$828.1

Market price risk

Market price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual security, or its issuer, or factors affecting all securities traded in the market. Our equity price risk exposure relates to financial assets whose values will fluctuate as a result of changes in market prices.

The following table demonstrates the sensitivity of our profit for the year ended December 31, 2019 and the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown:

	Change in equity price	Effect on profit for the year	Effect on equity
	%	$ in thousands
Amman Stock Exchange	+5%	$58.4	$58.0
Saudi Stock Exchange	+5%	-	617.0
Qatar Stock Exchange	+5%	23.8	23.8
Abu Dhabi Security Exchange	+5%	61.5	61.5
New York Stock Exchange	+5%	123.5	161.3
Kuwait Stock Exchange	+5%	-	3.0
London Stock Exchange	+5%	342.8	342.8
Other quoted	+5%	480.2	554.0

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our commitments associated with insurance contracts and financial liabilities as they fall due. We continually monitor our cash and investments to ensure that we meet our liquidity requirements. Our asset allocation is designed to enable insurance liabilities to be met with current assets. All liabilities are non-interest-bearing liabilities.

The table below summarizes the maturity profile of IGI’s financial liabilities as of December 31, 2019 based on contractual undiscounted payments (in U.S. dollars):

	Less than one year	More than one year	Total
	($) in millions
Gross outstanding claims	$172.3	$240.8	$413.1
Gross unearned premiums	159.7	46.6	206.3
Other liabilities	13.8	1.1	14.9
Insurance payable	53.5	-	53.5
Deferred tax	0.3	-	0.3
Unearned commissions	7.5	1.4	8.9
Total liabilities	$407.1	$289.9	$697.0

Critical Accounting Policies

Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. A statement of all the significant accounting policies we use to prepare our financial statements is included in the notes to the consolidated financial statements. If factors such as those described under “Risk Factors” in our filings with the SEC cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial results, there could be a material adverse effect on our operating results, financial condition and liquidity.

Investments in associates

Our investment in our associates is accounted for using the equity method of accounting. An associate is an entity in which we have significant influence, and which is neither a subsidiary nor a joint venture.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. Our investment in our associates is accounted for using the equity method.

Under the equity method, the investment in the associate is carried in the consolidated statement of financial position at cost plus post-acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share of any changes and disclose this, when applicable, in the consolidated statement of changes in equity. Profits or losses resulting from transactions between us and the associate are eliminated to the extent of the interest in the associate.

The share of profit of the associate is shown on the face of the consolidated statement of income. This is profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as us. Where necessary, adjustments are made to bring its accounting policies in line with ours.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at each reporting date, whether there is any objective evidence that the investment in the associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of profit of an associate’ in the consolidated statement of income.

Upon loss of significant influence over the associate, we measure and recognize any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in the statement of income.

Investment properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise. The fair value of the investment properties is determined by management and in doing so management considers the valuation performed by third parties who are specialists in valuing these types of investment properties.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of derecognition. The amount of consideration to be included in the gain or loss arising from the derecognition of investment property is determined in accordance with the requirements for determining the transaction price in IFRS 15.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

Financial assets

(a) Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss (FVTPL).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them.

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount.

IGI classifies all of its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include (1) amortized cost, (2) FVOCI and (3) FVTPL.

(i) Bonds and debt instruments measured at amortized cost

Bonds and debt instruments are held at amortized cost if both of the following conditions are met: (1) the instruments are held within a business model with the objective of holding the instrument to collect the contractual cash flows, and (2) the contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. The details of these conditions are outlined below.

Business model assessment

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.

We hold financial assets to generate returns and provide a capital base to provide for settlement of claims as they arise. We consider the timing, amount and volatility of cash flow requirements to support insurance liability portfolios in determining the business model for the assets as well as the potential to maximize return for shareholders and future business development.

Our business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios that is based on observable factors such as (1) how the performance of the business model and the financial assets held within that business model are evaluated and reported to our key management personnel, (2) the risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed, (3) how managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected), and (4) the expected frequency, value and timing of asset sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporate such information when assessing newly originated or newly purchased financial assets going forward.

The SPPI test

As a second step of its classification process we assess the contractual terms to identify whether they meet the SPPI test.

‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of interest within a debt arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, we apply judgement and consider relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

(ii) Bonds and debt instruments measured at fair value through other comprehensive income (FVOCI)

We apply the new category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met: (1) the instrument is held within a business model, the objective of which is both collecting contractual cash flows and selling financial assets, and (2) the contractual terms of the financial asset meet the SPPI test.

These instruments largely comprise debt instruments that had previously been classified as available-for-sale under IAS 39. Bonds and debt instruments in this category are those that are intended to be held to collect contractual cash flows and which may be sold in response to needs for liquidity or in response to changes in market conditions.

(iii) Financial assets measured at fair value through profit or loss FVTPL (Quoted funds, alternative investments and quoted equities)

Financial assets in this category are those assets which have been either designated by management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument as FVTPL that otherwise meet the requirements to be measured at amortized cost or at FVOCI only if it eliminates, or significantly reduces, an accounting mismatch that would otherwise arise. Financial assets with contractual cash flows not representing solely payment of principal and interest are mandatorily required to be measured at FVTPL.

Financial assets at FVTPL are subsequently measured at fair value. Changes in fair value are recognized in the consolidated statement of income. Interest income is recognized using the effective interest method.

Dividend income from equity investments measured at FVTPL is recognized in the consolidated statement of income when the right to the payment has been established.

(iv) Financial assets measured at fair value through other comprehensive income (quoted and unquoted equities)

Financial assets measured at fair value through other comprehensive income include equities investments. Equity investments classified as financial assets measured at fair value through other comprehensive income are those which are not classified as financial assets measured at fair value through profit or loss.

(v) Reclassification of financial assets and liabilities

We do not reclassify our financial assets subsequent to their initial recognition, apart from the exceptional circumstances in which we terminate a business line or change our business model for managing financial assets. A change in our business model will occur only when Group management determines a change as a result of external or internal changes which are significant to our operations. Reclassifications shall all be recorded prospectively from the reclassification date.

(b) Subsequent measurement

For purposes of subsequent measurement, financial assets in the scope of IFRS 9 are classified in four categories: (1) financial assets at amortized cost (bonds, debt instruments), (2) financial assets at fair value through OCI with recycling of cumulative gains and losses (bonds and debt instruments), (3) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) and (4) financial assets at fair value through profit or loss.

(i) Financial assets at amortized cost (bonds, debt instruments)

We measure financial assets at amortized cost if both of the following conditions are met: (1) the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Our debt instruments at amortized cost includes investments in unquoted debt instruments.

(ii) Financial assets at fair value through OCI (debt instruments)

We measure debt instruments at fair value through OCI if both of the following conditions are met: (1) the financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the statement of income.

Our debt instruments at fair value through OCI includes investments in quoted debt instruments.

(iii) Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, we can elect to classify irrevocably our equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of income. Dividends are recognized as investment income in the statement of income when the right of payment has been established, except when our benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

We elected to classify irrevocably our unquoted equity investments and some quoted equity investments under this category.

(iv) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

This category includes quoted funds, alternative investments and quoted equity investments which we had not irrevocably elected to classify at fair value through OCI.

Dividends on quoted equity investments are also recognized as investment income in the statement of income when the right of payment has been established.

(c) Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from our consolidated statement of financial position) when (1) the rights to receive cash flows from the asset have expired, or (2) we have transferred our rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

(d) Impairment of financial assets in scope of IFRS 9

We recognize an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms, if any.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For debt instruments at fair value through OCI, we apply the low credit risk simplification. At every reporting date, we evaluate whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, we reassess the credit rating of the debt instrument. In addition, we consider that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

We recognize an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms, if any.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For debt instruments at fair value through OCI, we apply the low credit risk simplification. At every reporting date, we evaluate whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, we reassess the credit rating of the debt instrument. In addition, we consider that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Our debt instruments at fair value through OCI comprise solely of quoted bonds that are graded in the top investment category by accredited rating agencies and, therefore, are considered to be low credit risk investments. It is our policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. We use the ratings from accredited rating agencies to monitor the changes in the credit ratings, determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to the statement of income. The accumulated gain recognized in OCI is recycled to the statement of income upon derecognition of the assets.

We consider a financial asset in default when contractual payments are 30 days past due. However, in certain cases, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets are written off either partially or in their entirety only when we have stopped pursuing the recovery. If the amount to be written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries are credited to credit loss expense. There were no write-offs over the periods reported in these consolidated financial statements.

For cash flow purposes we classify the cash flow for the acquisition and disposal of financial assets as operating cash flows, as the purchases of these investments are funded from the net cash flows associated with the origination of insurance and investment contracts and payment of benefits and claims incurred for such insurance contracts, which are respectively treated under operating activities.

Insurance receivables

Insurance receivables are recognized when due and are measured on initial recognition at the fair value of the consideration received or receivable. IGI uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar default loss patterns.

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. We generally estimate the pipeline premiums based on management’s judgment and prior experience.

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the period and are recognized on the date on which the policy incepts.

Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Unearned reinsurance premiums are those proportions of premiums written in a period that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risk-attaching contracts and over the term of the reinsurance contract for losses occurring contracts.

Reinsurance

We cede insurance risk in the normal course of business for all of our businesses. Reinsurance assets represent balances due from reinsurance companies. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

Reinsurance assets are reviewed for impairment at each reporting date, or more frequently, when an indication of impairment arises during the reporting period. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Gains or losses on buying reinsurance are recognized in the consolidated statement of income immediately at the date of purchase and are not amortized.

Ceded reinsurance arrangements do not relieve us from our obligations to policyholders.

We also assume reinsurance risk in the normal course of business for non-life insurance contracts where applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Reinsurance contracts that do not transfer significant insurance risk are accounted for directly through the statement of financial position. These are deposit assets or financial liabilities that are recognized based on the consideration paid or received less any explicit identified premiums or fees to be retained by the reinsured.

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either (1) in the principal market for the asset or liability, or (2) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, IGI determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Our management determines the policies and procedures for both recurring fair value measurement, such as unquoted available for sale financial assets.

At each reporting date, the management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, the management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Significant accounting judgements, estimates and assumptions

The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying our accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect in the amounts recognized in the consolidated financial statements.

Classification of investments

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them.

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount.

We classify all our financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include (1) amortized cost, (2) FVOCI and (3) FVTPL.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are described below. We based our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the assumptions when they occur.

Valuation of insurance contract liabilities

Considerable judgement by management is required in the estimation of amounts due to contract holders arising from claims made under insurance contracts. Such estimates are necessarily based on assumptions about several factors involving varying, and possibly significant, degrees of judgement and uncertainty and actual results may differ from management’s estimates resulting in future changes in estimated liabilities.

In particular, estimates have to be made both for the expected ultimate cost of claims reported at the consolidated statement of financial position date and for the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims, is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment.

Total carrying amount of insurance contract liabilities as of the period ended December 31, 2019 was $413,052,855 (2018: $384,379,841). As of December 31, 2019, gross incurred but not reported claims (IBNR) amounted to $120,330,776 (2018: $98,609,584) out of the total insurance contract liabilities.

Expected credit loss for insurance receivables

We use a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar loss patterns.

The provision matrix is initially based on our historical observed default rates. We will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next period which can lead to an increased number of defaults in the sector, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of policy holder’s actual default in the future.

In our ECL models, we rely on a range of forward-looking information as economic inputs, such as (1) real GDP growth by region and (2) projected GDP growth by region.

In determining impairment of financial assets, judgement is required in the estimation of the amount and timing of future cash flows as well as an assessment of whether the credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward-looking information in the measurement of ECL.

We consider insurance receivables in default when contractual payments are 360 days past due, and in doing so management considers but does not depend only on the age of the relevant accounts receivable. The adequacy of our past estimates as well as the high turnover ratio of receivables are also considered as main factors in evaluating the collectability of insurance receivables, especially in regions where we have experienced historical trends of slow collection such as the Middle East and Africa. Even in such regions, however, we typically ultimately recovered the due premiums in full.

We have in place credit appraisal policies for written business. We monitor and follow up on receivables for insurance transactions on an ongoing basis. Wherever, as a result of this formal chasing process, management determines that the settlement of a receivable is not probable, a notice of cancellation (NOC) will be issued within 30 – 60 days from the premium past due date. If the premium due is not paid within the NOC period, the insurance policy will be cancelled ab initio.

We do not pay claims on policies where the policyholder is past due on premium payments, except for cases where the policyholder’s broker confirms that the due premium is in the process of being collected.

Ultimate premiums

In addition to reported premium income, we also include an estimate for pipeline premiums representing amount due on business written but not yet reported. This is based on management’s judgement of market conditions and historical data using premium development patterns evident from active underwriting periods to predict ultimate premiums trends at the close of the fiscal period.